Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular Wednesday, April 8, 2026 London, Ontario

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS APRIL 8, 2026 TAKE NOTICE that the Annual and Special Meeting of Shareholders (the “Meeting”) of VersaBank (the “Bank”) will be held at the VersaBank Innovation Centre of Excellence, 1979 Otter Place, London, Ontario on Wednesday, April 8, 2026, at 10:30 a.m. (ET) for the following purposes: 1. to receive the financial statements for the fiscal year ended October 31, 2025, and the report of the auditors thereon; 2. to re-appoint Ernst & Young LLP, as auditors of the Bank for the ensuing year and to authorize the directors of the Bank to fix their remuneration; 3. to elect directors for the ensuing year; 4. to consider, and if deemed advisable, to approve a special resolution confirming an amendment to section 6.2 of By-law No. 1 of the Bank, which allows the roles and responsibilities of the Chief Executive Officer and President to be held by different individuals (the “Administrative By-Law Amendment Resolution”). The full text of the Administrative By-Law Amendment Resolution is set forth in Schedule A to the accompanying Management Proxy Circular; and 5. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof. Particulars of the matters above are set forth in the accompanying Management Proxy Circular. The Board of Directors of the Bank has fixed February 24, 2026, as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting. NOTICE FOR REGISTERED SHAREHOLDERS: You are encouraged to complete the form of proxy accompanying this Notice of Meeting and return it to Odyssey Trust Company in accordance with the instructions provided in the form of proxy, whether or not you plan to attend the Meeting. Failure to submit your form of proxy by 10:30 a.m. (ET) on April 6, 2025, may result in your shares not being voted at the Meeting. If you have received this Notice of Meeting and the Management Proxy Circular from your broker or another intermediary, we encourage you to complete and return the voting instruction form or form of proxy provided to you by your intermediary in accordance with the instructions provided with such form. Your vote is important! DATED at the City of London, in the Province of Ontario, this 9th day of March 2026. By order of the Board of Directors, Brent T. Hodge Senior Vice President and General Counsel

P a g e | 3 MANAGEMENT PROXY CIRCULAR All information is as of February 24, 2026, and all dollar amounts are expressed in Canadian dollars, unless otherwise stated. TABLE OF CONTENTS PART I–VOTING AND PROXY INFORMATION..................................................................................................................4 SOLICITATION OF PROXIES BY MANAGEMENT ....................................................................................................4 APPOINTMENT OF PROXIES .................................................................................................................................4 ADVICE TO NON-REGISTERED SHAREHOLDERS....................................................................................................4 REVOCATION OF PROXIES ....................................................................................................................................5 EXERCISE OF DISCRETION WITH RESPECT TO PROXIES ........................................................................................6 QUORUM..............................................................................................................................................................6 PART II – VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES ...................................................................6 PART III – BUSINESS TO BE TRANSACTED AT THE MEETING..........................................................................................7 1 FINANCIAL STATEMENTS...................................................................................................................................7 2 APPOINTMENT OF AUDITORS ...........................................................................................................................7 3 ELECTION OF DIRECTORS ..................................................................................................................................7 4 ADMINISTRATIVE BY-LAW AMENDMENT........................................................................................................11 PART IV – STATEMENT OF EXECUTIVE COMPENSATION .............................................................................................11 COMPENSATION DISCUSSION & ANALYSIS ........................................................................................................11 PERFORMANCE GRAPH ......................................................................................................................................20 SUMMARY COMPENSATION TABLE ...................................................................................................................21 TERMINATION AND CHANGE OF CONTROL BENEFITS .......................................................................................24 PART V – STATEMENT OF DIRECTOR COMPENSATION ...............................................................................................27 PART VI – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS ...................................29 INCENTIVE PLAN AWARDS .................................................................................................................................29 PART VII – INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS........................................................................34 AGGREGATE INDEBTEDNESS OUTSTANDING.....................................................................................................34 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS ...............................................................................34 PART VIII – INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS ...........................................................35 PART IX – AUDIT COMMITTEE .....................................................................................................................................35 PART X – CORPORATE GOVERNANCE ..........................................................................................................................35 PART XI – ADDITIONAL INFORMATION........................................................................................................................40 DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE ...........................................................................................40 SHAREHOLDER PROPOSALS................................................................................................................................40 ADDITIONAL INFORMATION ..............................................................................................................................40 DIRECTORS’ APPROVAL ......................................................................................................................................41 SCHEDULE A – ADMINISTRATIVE BY-LAW AMENDMENT RESOLUTION .....................................................................42 SCHEDULE B – MANDATE OF THE BOARD OF DIRECTORS...........................................................................................43

P a g e | 4 MANAGEMENT PROXY CIRCULAR PART I – VOTING AND PROXY INFORMATION SOLICITATION OF PROXIES BY MANAGEMENT This Management Proxy Circular is furnished to holders (“Shareholders”) of common shares (“Shares”) of VersaBank (the “Bank”) in connection with the solicitation of proxies by or on behalf of the management of the Bank for use at the Annual and Special Meeting of Shareholders, and any adjournment or postponement thereof (the “Meeting”). The Meeting will be held at the VersaBank Innovation Centre of Excellence, 1979 Otter Place, London Ontario, on Wednesday, April 8, 2026, at 10:30 a.m. (ET) for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the “Notice”). It is expected that management will solicit proxies electronically and by mail. Proxies may also be solicited personally or by telephone by officers and directors and other representatives of the Bank, as the case may be. The cost of solicitation by or on behalf of management will be borne by the Bank. This Management Proxy Circular and other proxy-related materials are being sent to both Registered and Non- Registered Shareholders (each as defined below). The Bank is not sending proxy-related materials directly to Non- Registered Shareholders and is not relying on the notice-and-access provisions of applicable securities laws for the delivery of proxy-related materials to either Registered or Non-Registered Shareholders. Instead, the Bank will deliver proxy-related materials to intermediaries (as defined below under the heading “Voting and Proxy Information – Advice to Non-Registered Shareholders”) and they will be asked to promptly forward the proxy-related materials to Non-Registered Shareholders. If you are a Non-Registered Shareholder, your intermediary should send you a voting instruction form or form of proxy with this Management Proxy Circular. The Bank has elected to pay for the delivery of the proxy-related materials to objecting Non-Registered Shareholders. APPOINTMENT OF PROXIES The persons named in the enclosed form of proxy and voting instruction forms are directors and/or officers of the Bank. AS A SHAREHOLDER, YOU HAVE THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, AS YOUR NOMINEE TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. This right may be exercised by inserting such person’s name in the blank space provided in the form of proxy. Proxies are to be returned to Odyssey Trust Company in accordance with the instructions provided in the enclosed form of proxy. A proxy is only valid at the Meeting or any adjournment or postponement thereof. Shareholders who are recorded on the Bank’s share register as the registered owners of their Shares (“Registered Shareholders”) and who plan to attend and vote their Shares in person at the Meeting should not complete or return the enclosed form of proxy. Their votes will be taken and counted at the Meeting. Such Registered Shareholders are to register with the Bank’s transfer agent, Odyssey Trust Company, upon their arrival at the Meeting. ADVICE TO NON-REGISTERED SHAREHOLDERS The information in this section is of significant importance to a substantial number of Shareholders who do not hold their Shares in their own name, but who hold their Shares indirectly through a bank, trust company, securities

P a g e | 5 broker, trustee or other entity (an “intermediary”). Shareholders that do not hold their Shares in their own name are referred to in this document as “Non-Registered Shareholders.” As Shares held by intermediaries on behalf of their clients can only be voted for or against resolutions upon the instructions of the applicable Non-Registered Shareholder, each intermediary is required to seek instructions from such Non-Registered Shareholders as to how their Shares are to be voted at the Meeting. For that reason, if you are a Non-Registered Shareholder, you will have received this Management Proxy Circular from your intermediary along with a form of proxy or a voting instruction form. Every intermediary has its own mailing procedures and provides its own return instructions, which Non-Registered Shareholders should follow closely in order to ensure that their Shares are voted at the Meeting. A Non-Registered Shareholder may have received from the intermediary either a request for voting instructions or a form of proxy that is identical to the form of proxy provided to Registered Shareholders; however, the purpose of any such form of proxy is limited to instructing the intermediary how to vote on behalf of the Non-Registered Shareholder. A Non- Registered Shareholder must return the voting instruction form or the form of proxy to its intermediary well in advance of the Meeting in order to have his, her or its Shares voted. A Non-Registered Shareholder that receives a form of proxy or voting instruction form from an intermediary cannot use that form of proxy or voting instruction form to vote shares directly at the Meeting. Non-Registered Shareholders who wish to vote in person at the Meeting or appoint a person as their nominee to attend and vote on their behalf at the Meeting must provide their intermediary with the appropriate documentation in order to be appointed as proxyholder. A Non-Registered Shareholder should contact its intermediary to determine what documentation the intermediary requires in order for such Non-Registered Shareholder or its nominee to be appointed proxyholder, and to attend and vote their Shares at the Meeting. Only after the intermediary appoints a Non-Registered Shareholder or its nominee as a proxyholder can that Non-Registered Shareholder or its nominee vote shares directly at the Meeting. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a special voting instruction form, mails those forms to Non-Registered Shareholders and asks for appropriate instructions respecting the voting of Shares to be represented at the Meeting. Non-Registered Shareholders are requested to complete and return the voting instruction form to Broadridge by mail in the envelope provided. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Shares held by them. Broadridge then tabulates the results of all voting instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Non-Registered Shareholder receiving a voting instruction form from Broadridge must complete and return such form in accordance with the instructions set out thereon well in advance of the Meeting in order to have his, her or its Shares voted. Further, a Non-Registered Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote his, her or its Shares in person at the Meeting. If you are a Non-Registered Shareholder receiving a Broadridge voting instruction form and you wish to vote your Shares in person at the Meeting, you should contact your intermediary and follow their instructions for completion and return of the form of proxy or voting instruction form provided directly by them, once received. REVOCATION OF PROXIES Registered Shareholders A Registered Shareholder may revoke a proxy: (a) by an instrument in writing executed by the Shareholder or by an attorney in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited:

P a g e | 6 i. at the registered office of the Bank (Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2) at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof; or ii. with the chair of the Meeting at the Meeting; or (b) in any other manner permitted by law. Non-Registered Shareholders If you are a Non-Registered Shareholder and wish to revoke your voting instructions, follow the instructions provided by your intermediary in your voting instruction form or contact your intermediary. EXERCISE OF DISCRETION WITH RESPECT TO PROXIES Shares represented by proxies will be voted or withheld from voting by the persons designated in the form of proxy or voting instruction form in accordance with the direction of the Shareholders appointing them. Other than with respect to the election of directors which is addressed below, in the event that no specifications are made in the form of proxy or voting instruction form designating management’s nominees as proxyholders, the Shares represented by the proxies will be voted by such proxyholders FOR the matters identified in the Notice to be voted upon at the Meeting. As described below under the heading “Business to be Transacted at the Meeting – Election of Directors”, voting for the election of nominees to the Bank’s board of directors (the “Board”) must be done by cumulative voting. Unless a Shareholder giving a proxy or voting instructions specifies that the Shares represented by such proxy or voting instructions be withheld from voting on the election of all or any of the directors, or specifies how the Shareholder wishes to distribute the votes represented by the proxy or voting instructions among the candidates, the persons named in the enclosed form of proxy or voting instruction form intend to vote the Shares represented by such proxy or voting instructions FOR the election of the nominees listed herein (or any replacements thereof) and to distribute votes among such nominees in such manner as in their discretion is most likely to cause such nominees to be duly elected as the directors of the Bank at the Meeting. The enclosed form of proxy and/or voting instruction form confers discretionary authority upon the persons named therein as proxyholders with respect to amendments and variations to matters identified in the Notice to be voted upon at the Meeting, and with respect to other matters that may properly come before the Meeting. At the time of the preparation of this Management Proxy Circular, management of the Bank knows of no such amendments, variations or other matters to come before the Meeting. If, however, amendments, variations or other matters which are not now known to management of the Bank should properly come before the Meeting, the Shares represented by any proxy or voting instructions will be voted by the persons named in the form of proxy and voting instruction form in accordance with their best judgment. QUORUM A quorum is present at the Meeting if the holders of at least twenty-five percent (25%) of the Shares who are entitled to vote at the Meeting are present in person or represented by proxyholders. PART II – VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES As of February 24, 2026, there were 32,069,447 Shares issued and outstanding. Each Share carries the right to one vote in respect of each of the matters properly coming before the Meeting, except for the election of directors, for which cumulative voting is used (for additional details with respect to cumulative voting, please refer to the information set out below under the heading “Business to be Transacted at the Meeting – Election of Directors”).

P a g e | 7 The Board has fixed February 24, 2026, as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting. Each Registered Shareholder as of the close of business on February 24, 2026, shall be entitled to vote the Shares in his, her or its name on that date, except to the extent that the person has transferred the ownership of any of his, her or its Shares after February 24, 2026, and the transferee of those Shares produces properly endorsed share certificates or otherwise establishes that he, she or it owned such Shares as of February 24, 2026, and demands, not later than ten (10) days before the Meeting, that his, her or its name be included in the list of Shareholders entitled to receive notice of and to vote at the Meeting, in which event the transferee shall be entitled to vote such Shares at the Meeting. To the knowledge of the Bank, as of February 24, 2026, no person or company beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the Shares, other than GBH Inc., which owned 8,511,652 Shares, being approximately 26.54% of the issued and outstanding Shares. PART III – BUSINESS TO BE TRANSACTED AT THE MEETING 1 FINANCIAL STATEMENTS The Consolidated Financial Statements of the Bank for the fiscal years ended October 31, 2025 (“Fiscal 2025”), and 2024 (“Fiscal 2024”), have been mailed to Shareholders with this Management Proxy Circular. Shareholders and proxyholders will have an opportunity to review and discuss the Bank’s Fiscal 2025 results with management at the Meeting. 2 APPOINTMENT OF AUDITORS The directors propose Ernst & Young LLP for re-appointment as auditors of the Bank to hold office until the close of the Bank’s next annual meeting of Shareholders. This proposal is supported by the annual review of the external auditor that was carried out in January 2026 and January 2025 by the Board’s Audit Committee (the “Audit Committee”) in keeping with our commitment to follow best practices in corporate governance. Ernst & Young LLP were first appointed as auditors of the Bank at the Annual and Special Meeting of Shareholders held on April 19, 2023. In the past, the Board has fixed the remuneration of the auditors of the Bank. Such remuneration has been based upon the complexity of the matters dealt with and time spent in providing services to the Bank. The Board is satisfied that the remuneration negotiated in the past with the auditors of the Bank has been reasonable under the circumstances and reflective of the audit quality and performance of the auditors. Information concerning the audit- related fees paid to Ernst & Young LLP during Fiscal 2025 and Fiscal 2024 is provided on page 25 of the Bank’s Annual Information Form for Fiscal 2025, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. It is recommended that Shareholders vote FOR the resolutions relating to the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors. In the absence of contrary instructions, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors. 3 ELECTION OF DIRECTORS Shareholders of the Bank will be asked to elect ten (10) nominees as directors of the Bank by cumulative voting to hold office until the close of the next annual general meeting of the Bank or until his or her successor is duly elected, unless his or her office is earlier vacated and a replacement director is appointed in accordance with the by-laws of the Bank. As required under the Bank Act (Canada), where directors are to be elected by cumulative voting, each Shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the Shares held by the Shareholder multiplied by the number of directors to be elected, and the

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Shareholder may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. If a Shareholder has voted for more than one candidate without specifying the distribution of the votes among the candidates, the Shareholder is deemed to have distributed the votes equally among the candidates for whom the Shareholder voted. If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes will be eliminated until the number of candidates remaining equals the number of positions to be filled.

All, except one, of the individuals nominated by the Conduct Review, Governance & HR Committee (the "HR Committee") for election to the Board at the Meeting are currently directors of the Bank. All, except one, of the directors were elected to the Board at the Bank's annual meeting of Shareholders on April 28, 2025, for a term expiring at the close of the Meeting.

Unless a Shareholder giving a proxy or voting instructions specifies that their Shares be withheld from voting on the election of all or any of the director nominees, or specifies how the Shareholder wishes to distribute the votes represented by his, her or its proxy or voting instructions among the nominees, the persons named in the enclosed form of proxy or voting instruction form intend to cast the votes represented by such proxy **FOR** the election of the nominees named herein (or any replacements thereof) and to distribute votes among such nominees in such manner as in their discretion is most likely to cause such nominees to be duly elected as the directors of the Bank at the Meeting.

The Board recommends that Shareholders vote **FOR** the following director nominees.

The Honourable Frank J. C. Newbould, K.C.
David R. Taylor
Gabrielle Bochynek
Robbert-Jan Brabander
David A. Bratton
Peter M. Irwin
Richard H. L. Jankura
Arthur Linton
Susan T. McGovern
Scott Verity

The following table sets forth the record of attendance at Board and committee meetings held during Fiscal 2025 for each director who is standing for re-election at the Meeting. Additional information respecting the Bank's current Board and its committees is contained in the Bank's Annual Information Form for Fiscal 2025, which can be found under the Bank's profile on SEDAR+ at www. sedarplus.ca and EDGAR at www.sec.gov/edgar.

Summary of Attendance of Directors

	Number of meetings attended				
Director[1]	**Board**	**Audit Committee**	**HR Committee**	**Risk Oversight Committee**	**Innovation and Technology Committee**
F. Newbould[2]	6 of 14	n/a	n/a	n/a	n/a
D. Taylor	14 of 14	n/a	n/a	n/a	n/a
G. Bochynek	14 of 14	n/a	8 of 8	n/a	n/a
R. J. Brabander	14 of 14	7 of 7	n/a	11 of 11	5 of 5
D. Bratton	13 of 14	n/a	7 of 8	n/a	n/a
P. Irwin	14 of 14	7 of 7	n/a	11 of 11	n/a
R. Jankura	14 of 14	n/a	n/a	10 of 11	n/a
A. Linton	14 of 14	n/a	n/a	n/a	5 of 5
S. McGovern[3]	14 of 14	n/a	6 of 8	n/a	5 of 5
P. Oliver[4][5]	14 of 14	7 of 7	2 of 8	n/a	n/a

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Notes:

(1) At the invitation of the Chair of a committee, directors regularly attend committee meetings to which they are not a member, as observers. This table does not include instances of directors attending any such meetings in an observer capacity.
(2) Mr. Newbould was appointed as a director on April 24, 2025.
(3) Ms. McGovern resigned as a member of the HR Committee on June 5, 2025, when she was appointed as Interim Chief Executive Officer.
(4) Mr. Oliver became a member of the HR Committee on June 5, 2025.
(5) Mr. Oliver is not standing for re-election as a director.

The information set forth in the table below, not being within the knowledge of the Bank, has been furnished by the respective director nominees individually and is current to February 24, 2026.

Name, City, Province or State and Country, and Shares[1]	Office held and date first became a director	Principal Occupation
 **The Honourable Frank J. C. Newbould, K.C.**[2] Toronto, Ontario, Canada Shares – 27,700	Chair Director since April 28, 2025[8]	Counsel, Thornton Grout Finnigan LLP and Former Judge, Ontario Superior Court of Justice
 **Susan T. McGovern** [3][5] Aurora, Ontario, Canada Shares – 38,000	Vice-Chair and Interim Chief Executive Officer Director since May 6, 2011	Executive Advisor in the Ontario Ministry of Finance
 **David R. Taylor** Ilderton, Ontario, Canada Shares – 1,358,360	President Director since January 18, 1993	President of VersaBank
 **Gabrielle Bochynek**[6] Stratford, Ontario, Canada Shares – 14,051	Director since April 24, 2019	Principal, Human Resources and Labour Relations, The Osborne Group

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	**Robbert-Jan Brabander**(4)(5)(7) Richmond Hill, Ontario, Canada Shares – 83,170	Director since November 4, 2009	Managing Director of Bells & Whistles Communications, Inc. and former Chief Financial Officer & Treasurer of General Motors of Canada Limited
	**David A. Bratton**(6) London, Ontario, Canada Shares – 32,300	Director since September 23, 1993	Retired, former President of Bratton Consulting Inc.
	**Peter M. Irwin**(4)(7) Toronto, Ontario, Canada Shares – 24,000	Director since January 1, 2021	Retired, former Managing Director, CIBC World Markets Inc.
	**Richard H. L. Jankura**(4) London, Ontario, Canada Shares – 7,750	Director since May 6, 2022	Retired, former Chief Financial Officer, Jones Healthcare Group
	**Arthur Linton**(5) Kitchener, Ontario, Canada Shares – 7,500	Director since April 22, 2020	Barrister and Solicitor
	**Scott Verity**(6)(7) Saskatoon, Saskatchewan, Canada Shares – 0	Proposed Director Nominee	Retired, former Audit Partner of KPMG LLP

P a g e | 11 Notes: (1) Number of Shares includes the number of Shares beneficially owned or controlled or directed, directly or indirectly, by each director nominee. (2) Current and proposed Chair of the Board. (3) Current and proposed Vice-Chair of the Board. (4) Current and proposed member of the Risk Oversight Committee. (5) Current and proposed member of the Innovation and Technology Committee. (6) Current and/or proposed member of the HR Committee. (7) Current and/or proposed member of the Audit Committee. (8) Mr. Newbould was also a Director of VersaBank’s predecessor from 2000 to 2006. Majority Voting The Bank has a majority voting policy for the election of directors, which is applicable at any meeting of Shareholders where an uncontested election of directors is held. A director nominee in an uncontested election who receives more “withheld” votes than votes in his or her favour is expected to promptly tender his or her resignation to the Chair of the Board for consideration; however, such resignation is not effective until it is accepted by the Board. The Board will submit the nominee’s resignation to the HR Committee for consideration. The HR Committee will then recommend to the Board whether or not to accept the resignation. A director who tenders his or her resignation will not participate in any meetings of the Board or the HR Committee to consider whether the resignation shall be accepted. Within 90 days of receiving the final voting results in respect of the uncontested election, the Board will issue a press release announcing whether it has accepted the director nominee’s resignation or explaining its reasons for not accepting the resignation; absent extenuating circumstances, the Board expects that such resignations will be accepted. 4 ADMINISTRATIVE BY-LAW AMENDMENT Section 6.2 of By-Law No. 1 of the Bank currently contemplates that the Chief Executive Officer will also be designated as the President of the Bank. The Board finds it desirable to have the flexibility to appoint different persons to these positions. Accordingly, on May 27, 2025, the Board approved an amendment to Section 6.2 of By- Law No.1 whereby the Chief Executive Officer of the Bank shall no longer also be designated the President of the Bank, pending confirmation by special resolution of the Shareholders. In furtherance of the above, Shareholders will be asked to consider and, if deemed advisable, to approve a special resolution, the full text of which is set forth in Schedule A, subject to such amendments, variations or additions as may be approved at the Meeting, to amend Section 6.2 of VersaBank’s By-Law No. 1 which allows the roles and responsibilities of Chief Executive Officer and President to be held by different individuals (the “Administrative By- Law Amendment Resolution”). In order to be effective, the Administrative By-Law Amendment Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by Shareholders at the Meeting. The Board recommends that Shareholders vote FOR the Administrative By-Law Amendment Resolution as set out in Schedule A. In the absence of contrary instructions, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the Administrative By-Law Amendment Resolution. PART IV – STATEMENT OF EXECUTIVE COMPENSATION COMPENSATION DISCUSSION & ANALYSIS The following Compensation Discussion & Analysis provides a description of the strategy, processes and decisions made pertaining to the oversight, design and payout of the Bank’s compensation for its Named Executive Officers (“NEOs”) for Fiscal 2025. The NEOs as of October 31, 2025, were David Taylor, President (“President”); Susan McGovern, Interim Chief Executive Officer (“Interim CEO”), John Asma, Executive Vice President and former Chief Financial Officer and each of the next three most highly compensated executive officers of the Bank being Tel Matrundola, President & Chief Executive Officer (“CEO”) of VersaBank USA National Association, Shawn Clarke, Chief

P a g e | 12 Operating Officer of VersaBank USA National Association, and Michael Dixon, Senior Vice President, Structured Receivables Program (“SRP”) (formerly, “Receivables Purchase Program” or “RPP”) of VersaBank USA National Association. Compensation Governance The Board has delegated the responsibility for oversight of the Bank’s compensation program to the HR Committee, which reports regularly to the Board. The HR Committee is comprised of independent directors within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices. They are currently David A. Bratton (Chair), Paul G. Oliver and Gabrielle Bochynek. No member of the HR Committee has ever been an officer or employee of the Bank or any of its affiliates, and no member is an active chief executive officer with a publicly traded company. Mr. Bratton has been a member of the Board since 1993. Mr. Bratton has over 30 years of human resource management experience. He holds a Master of Business Administration, Fellow Certified Management Consultant, and Certified Human Resources Leader designations. Mr. Bratton was an affiliate professor at the Rotman School of Business for 18 years. Mr. Oliver has been a member of the Board since 2005. He is a retired Senior Partner of PricewaterhouseCoopers LLP in the Financial Services Industry Practice. His practice focused on assurance, financial reporting, and business advisory services, covering a broad range of organizations, with a focus in the regulated financial services industry. Mr. Oliver was admitted to the Institute of Chartered Accountants in England and Wales in 1968. He was elected a Fellow of the Institute of Chartered Accountants of Ontario in 2003, after having been admitted to membership in 1971. Mr. Oliver is also a Certified Director of the Institute of Corporate Directors. Ms. Bochynek has been a member of the Board since 2019. She holds a Bachelor of Arts degree and Certified Human Resources Leader designation and has over 30 years of human resources experience. Her background includes expertise in executive compensation, employee and labor relations, change management and organizational restructuring. She is Principal, Human Resources & Labor Relations, with the Osbourne Group and formerly Chief Human Resources Officer at North York General Hospital. The Board believes that the members of the HR Committee have the qualifications and experience in human resources governance matters and, in particular, executive compensation to fulfill their responsibilities. The HR Committee held 8 meetings during Fiscal 2025. The President and the Chief Human Resources Officer attend HR Committee meetings but do not have the right to vote. The HR Committee regularly holds in-camera sessions without management present. The HR Committee may also engage the services of an independent compensation consultant at their discretion. Currently, the HR Committee’s responsibilities with respect to human resources matters include the following: (a) Annually review the Bank’s overall compensation plan and the policies pertaining thereto to ensure that they are consistent with the Bank’s goals of attracting and retaining the best people, aligning executive interests with those of the Bank, and paying for performance. Survey information is obtained from the Chief Human Resources Officer, as well as from compensation consulting companies and other external independent sources, to ensure that compensation paid to executives is appropriate and competitive. (b) Consider the implications of risks associated with the Bank’s compensation policies and practices. (c) Approve, at the beginning of each fiscal year, performance measurements for calculating the annual incentive award of the President. (d) Review the compensation of the President and recommend same to the Board for approval. (e) Report to the full Board on a timely basis as to the actual calculations of total compensation of the President.

P a g e | 13 (f) Review staff compensation, including ranges and benefit programs. (g) Review staff incentive awards. (h) Recommend to the Board for approval the annual incentive award pool for executives. (i) Review a report from the Chief Internal Auditor, when available, on the alignment of the Bank’s compensation policies with the Financial Stability Board’s Principles for Sound Compensation Practices. With regard to the HR Committee’s consideration of the implications of risks associated with the Bank’s compensation policies and practices and compliance with Financial Stability Board Principles for Sound Compensation Practices, the Board, through the HR Committee, monitors and manages any such risks by taking actions that include the following: (a) Actively overseeing the Bank’s compensation systems, and monitoring and reviewing compensation policies and procedures to ensure they are operating as intended. (b) Recommending the amount of the annual incentive award pool for executives to the Board for approval. (c) Reviewing decisions made by the President concerning executive compensation and providing input. (d) Establishing appropriate performance measures for the President at the beginning of the fiscal year and assessing overall performance and recommending compensation decisions to the Board at the end of the fiscal year. (e) Ensuring that the performance measures assigned to the President, which are derived from the Bank’s Business Plan, are within the Bank’s tolerance for risk. (f) Ensuring the compensation decisions for employees in control functions (finance, risk, compliance, and internal audit) are based on enterprise and individual performance and are not based on the performance of the specific businesses supported by the control function. Executive Compensation-Related Fees Executive Compensation-Related fees paid to MNP LLP by the Bank during the year ended October 31, 2025, were nil. Executive Compensation-Related fees paid to MNP LLP by the Bank during the year ended October 31, 2024, were $21,165. Executive Compensation-Related fees were for professional services rendered by MNP LLP related to determining compensation for the company’s directors and verifying the accuracy of director compensation and staff incentive awards. MNP LLP was originally retained by the Bank in 2014. Executive Compensation-Related fees paid to Korn Ferry by the Bank during the year ended October 31, 2025, were $6,703.20. Executive Compensation-Related fees paid to Korn Ferry during the year ended October 31, 2024, were $35,814. Executive Compensation-Related fees were for professional services rendered by Korn Ferry for services related to determining pay equity compliance compensation for executive officers, management and staff. Korn Ferry was originally retained by the Bank in 2022. All Other Fees All other fees paid to MNP LLP by the Bank during the year ended October 31, 2025, were $231,475.24. All other fees paid to MNP LLP during the year ended October 31, 2024, were $425,034. All other fees were for professional services rendered by MNP LLP for services in the areas of internal audit, information technology, digital services, and consulting. The Audit Committee pre-approved the engagement of MNP LLP as an internal audit consultant. No other fees were paid to Korn Ferry during the years ended October 31, 2025 and October 31, 2024. Executive Compensation Philosophy The key components of the Bank’s compensation plan for NEOs are base salary, short-term (annual) incentive awards, and long-term incentives. NEOs are also entitled to certain employee benefits, including a pension supplement payment.

P a g e | 14 The Bank’s compensation plan is designed to attract and retain highly qualified individuals, while creating an incentive to align efforts with Shareholder interests and motivate NEOs to deliver company performance that will create real long-term shareholder value. The Bank’s overall objective is to set total compensation at approximately the seventy-fifth percentile of the total compensation paid for comparable positions at comparable companies, including Equitable Group Inc. and First National Financial LP (the “Comparable Companies”). The Bank considers compensation information of these entities as a frame of reference in determining NEO compensation due to management’s belief that the Comparable Companies are the Canadian financial institutions that are similar to the Bank. In particular, the Comparable Companies represent mid-sized, federally regulated financial institutions that may raise deposits solely or partly through a brokerage network. However, since the Comparable Companies vary from the Bank in terms of business model, asset size, and organization structure, compensation data from the Comparable Companies is used as a frame of reference only, and not a definitive target for NEO compensation. Other elements that are considered when determining total compensation for NEOs are set forth below. More detail on each component of the Bank’s compensation plan and its purpose within total compensation is described in the table under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Type of Compensation” below, and in subsequent sections of this Management Proxy Circular. Decision Making Process The Board, through the HR Committee, actively oversees the Bank’s overall compensation plan and monitors and reviews the Bank’s compensation practices to ensure they operate as intended. The Chief Human Resources Officer provides the HR Committee with market data, as required, including information concerning compensation paid at the Comparable Companies, to assist the HR Committee in its deliberations. In conjunction with the President, the HR Committee establishes performance measurements for the President at the beginning of the fiscal year, and the Board monitors progress against the performance measures throughout the year. At the end of the year, the HR Committee receives a report from the Chair of the Board on the results of the President’s performance appraisal; the HR Committee, in turn, reports on such results to the Board. The HR Committee recommends to the Board for approval any changes to salary and incentive awards payable to the President. The President has final approval for all compensation decisions concerning NEOs and other staff, other than himself and other than the total amount of the annual incentive award pool for executives, which is reviewed and recommended by the HR Committee to the Board for approval. The HR Committee reviews the balance of the compensation decisions after the fact and provides comment and advice for consideration regarding future compensation decisions.

P a g e | 15 Type of Compensation Description Form Eligibility Performance Period Base Salary Cash All employees Reviewed annually Short-Term (Annual) Incentive Awards Cash All employees One year Long-Term Incentive Awards Chief Executive Officer Share Purchase Program President 5 years Executive Share Award Program All employees at the position of vice president or above 5 years Stock Options All employees 5 years Other – Pension Supplement Cash All employees Not applicable Base Salary NEOs are paid a base salary that is commensurate with each NEO’s position and level of responsibility within the Bank. The actual base salary paid is determined with consideration to past and current performance, internal equity, salaries paid at the Comparable Companies, salary surveys including Mercer’s Executive, Management and Professional Survey, and the potential impact of the position on the Bank’s performance. Base salaries for executives who report directly to the President are approved by the President, upon recommendation of the Chief Human Resources Officer and are reviewed after the fact by the HR Committee. Short-Term (Annual) Incentive Awards NEOs and other executives are eligible to participate in the Bank’s short-term incentive award program. The key goals of the short-term incentive award program are to align executive efforts to achieve the objectives set out in the Bank’s Business Plan, to encourage the effective management of risk, to pay for performance, and to encourage teamwork. Factors considered in determining whether and in what amount short-term incentive awards are paid to the NEOs and certain other executives of the Bank (other than the President) include: (i) individual results against the predetermined performance objectives; (ii) the executive’s business unit results; and (iii) the Bank’s overall results. For NEOs and executives, other than the President, individual performance objectives that reflect the executive’s key responsibility areas are set at the beginning of each fiscal year and are intended to align executive efforts with the business, financial, risk management and strategic objectives of the Bank as set out in its Business Plan. Periodically throughout the year, the performance objectives are re-visited to monitor results to date, and to determine if the stated objectives require modification based on factors that may include a change in job responsibilities or a change in business priorities. At the end of each fiscal year, the actual results achieved by the executive, their business unit and the Bank are reviewed and any extenuating circumstances are considered. The HR Committee reviews and recommends to the Board for approval the annual short-term incentive award pool for the NEOs and other executives, excluding the President. The final decision on allocating short-term incentive award payments from the approved award pool among the NEOs and other executives (other than the President) is made by the President. The HR Committee reviews the President’s decisions after the fact. With respect to the President, performance measurements derived from the Board approved Business Plan for his short-term incentive award are approved by the HR Committee at the beginning of each fiscal year. Periodically throughout the year, the performance objectives are re-visited to monitor results to date, and to determine if the stated objectives require modification, based on factors including a change in business priorities. At the end of the fiscal year, a determination is made by the Board on the advice of the HR Committee as to the amount of any short-

P a g e | 16 term incentive award payable to the President in respect of such fiscal year. In determining the amount of the short- term incentive award (if any), the Board has discretion to consider subjective measures, including the implementation of the Bank’s philosophy with respect to risk, enterprise risk management and corporate reputation, and the Board may also consider any extraordinary circumstances. For Fiscal 2025, the President’s key performance measures were established in three main categories. Under the performance objectives, financial metrics related to shareholder value have been attributed a 70% weighting in the assessment, financial metrics related to operational results have been attributed a 20% weighting, and the remaining 10% was attributed to individual performance in key management areas that have a significant impact on the Bank’s results, including (i) the development/execution of strategic vision, (ii) communication, and (iii) leadership development. The financial metrics used to determine the President’s performance as it relates to shareholder value and operational results are key business targets derivable directly from the Bank’s Fiscal 2025 Business Plan and are as outlined in the following charts: Shareholder Value Performance Measures Notes: (1) This is a non-GAAP financial measure. Return on average common equity for the Bank is defined as annualized net income of the Bank less amounts relating to preferred share dividends, divided by average common shareholders’ equity (which is average shareholders’ equity less amounts relating to preferred shares recorded in equity). For further details regarding non-GAAP financial measures and a reconciliation to their most comparable GAAP measure, please see the Bank’s Management’s Discussion & Analysis for Fiscal 2025, available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. (2) Net interest margin or spread is defined as net interest income as a percentage of average total assets. For further details regarding non- GAAP financial measures and a reconciliation to their most comparable GAAP measure, please see the Bank’s Management’s Discussion & Analysis for Fiscal 2025, available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

P a g e | 17 Operational Results Performance Measures Note: (1) The efficiency ratio is calculated as non-interest expenses, excluding restructuring charges, as a percentage of total revenue. For further details regarding non-GAAP financial measures and a reconciliation to their most comparable GAAP measure, please see the Bank’s Management’s Discussion & Analysis for Fiscal 2025, available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The extent to which each performance category target is met multiplied by its weighting determines the number of points earned. The total number of points earned is then multiplied by 85% of the President’s base salary to arrive at the short-term incentive award amount payable to the President (subject to any adjustments that the Board considers appropriate after considering applicable subjective measures). The target annual incentive award for the President is 85% of base salary with a maximum cap of 135% of base salary. Further details respecting the performance metrics considered in determining the payments made to NEOs under the short-term incentive award program in respect of Fiscal 2025 and the payments made to NEOs thereunder in respect of each of the last three fiscal years of the Bank can be found below under the headings “Statement of Executive Compensation – Compensation Discussion and Analysis – Fiscal 2025 Incentive Awards Paid” and “Statement of Executive Compensation – Summary Compensation Table”, respectively. Long-Term Incentive Awards Under the Bank’s long-term incentive award program, NEOs (excluding the President & CEO) are eligible to participate in the Bank’s Executive Share Award Program (the “ESAP”), and the President participates in the Chief Executive Officer Share Purchase Program (“CEOSPP”). Each of these programs is discussed in greater detail below. Executive Share Award Program The Bank’s employees at the vice president level and above (excluding the President & CEO) are eligible to participate in the ESAP. The objective of the ESAP is to encourage ownership of the Bank’s securities and to provide a long-term incentive that aligns the participant’s interests with those of Shareholders. At the end of each fiscal year, the President determines the number of Shares to be awarded to each participant as a long-term incentive. Such Share award will be determined by considering the results the Bank achieved relative to its long-term targets in the previous fiscal year and the results the participant obtained relative to his or her contribution to the long-term success of the Bank. The participant will purchase a number of Shares equal to his or her Shares award on the open market and will be fully reimbursed for the cost of such Shares. All Shares purchased under the ESAP are to be held for a minimum of five years from the date of purchase, unless otherwise agreed in writing. Additionally, the Shares

P a g e | 18 may be sold in the event of the participant’s death, retirement, resignation or termination. Reimbursement amounts paid to participants under the ESAP are a taxable benefit. Stock Option Incentive Plan The Corporation has a common share Stock Option Incentive Plan (“Stock Option Plan”), the purpose of which is to align the interests of the participants with the longer-term interests of the Shareholders. All NEOs are entitled to participate in the Stock Option Plan. The Stock Option Plan provides a compensation opportunity that encourages share ownership. The Bank’s officers, employees and consultants are eligible to participate. As of February 24, 2026, there are 630,908 stock options outstanding pursuant to the Stock Option Plan. Factors considered prior to granting additional stock options are an individual’s past and current performance, level of responsibility, internal equity, stock options previously granted, the cost of the stock options, stock options granted by Comparable Companies, and compensation survey information. There were no stock options in the Bank granted in Fiscal 2025. Chief Executive Officer Share Purchase Program The objective of the CEOSPP is to encourage ownership of the Bank’s securities, and to provide a long-term incentive that aligns the President’s interests with those of Shareholders. Under the CEO Compensation Policy and Procedures, performance measurements for the long-term incentive award are approved by the HR Committee at the beginning of each fiscal year and each performance measure is assigned a weighting to reflect its relative importance to the Bank’s long-term success. At the end of each fiscal year, the Board on the advice of the HR Committee will determine the number of Shares to be awarded to the President as a long-term incentive. Such award will be determined by considering the results the Bank achieved relative to the performance measurements in respect of such fiscal year. In making this determination, the Board has discretion to adjust the long-term incentive award payable to the President on the basis of subjective measures, including the implementation of the Bank’s philosophy with respect to risk, enterprise risk management and corporate reputation, and the Board may also take into account any extraordinary circumstances. The performance measures and relative weighting in respect of Fiscal 2025 are as outlined in the following chart: Long-Term Incentive Award Performance Measures

P a g e | 19 The extent to which each performance category target has been met multiplied by its weighting determines the number of points earned. The total number of points earned is divided by 100 and multiplied by 30,000 to determine the number of Shares awarded to the President (subject to any adjustments that the Board considers appropriate after considering applicable subjective measures). The President will purchase such number of Shares awarded to him under the CEOSPP on the open market and will be reimbursed for the full cost of such Shares. All Shares purchased under the CEOSPP are to be held for a minimum of five years from the date of purchase, unless otherwise agreed in writing. Additionally, such Shares may be sold in the event of death, retirement, resignation or termination (including termination as a result of a change of control). Reimbursement amounts paid to the President under the CEOSPP are a taxable benefit. See “Statement of Executive Compensation – Summary Compensation Table” below for additional information concerning the long-term incentive awards paid to the NEOs in respect of each of the last three fiscal years of the Bank. Other – Pension Supplement Although the Bank does not have a formal pension plan, all employees of the Bank, including NEOs, are entitled to an annual cash payment in lieu of pension contributions. A pension supplement is considered a normal component of a competitive executive compensation arrangement. The pension supplement payment calculation for NEOs is based on a variety of factors, which may include age, life expectancy, current interest rates and inflation rates. The pension supplement amount paid to each NEO in the previous fiscal year is described in the notes to the table found under “Statement of Executive Compensation – Summary Compensation Table” below. Incentive Award Deferral and Compensation Recoupment Policy All or a portion of any incentive-based compensation payable to the Bank’s executive officers may be deferred in accordance with the Bank’s Compensation Recoupment Policy. Changes to NEO Compensation There were no significant changes to executive compensation in Fiscal 2025. Purchase of Financial Instruments to Offset a Decrease in the Market Value of Equity Securities The Bank’s NEOs and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities of the Bank granted as compensation or held, directly or indirectly, by the NEO or director.

Page | 20

PERFORMANCE GRAPH

The following chart compares the cumulative Bank total shareholder return ("TSR") on $100 invested in shares of VersaBank on November 1, 2020, with the equivalent cumulative value invested in the Toronto Stock Exchange ("TSX") composite index for the same period.


Total Return on $100 Investment
$350
$300
$250
$200
$150
$100
$50
$0
31-Oct-20
31-Oct-21
31-Oct-22
31-Oct-23
31-Oct-24
31-Oct-25
VB
S&P/TSX Composite Index

Summary:

	31-Oct-20	31-Oct-21	31-Oct-22	31-Oct-23	31-Oct-24	31-Oct-25
VB[(1)]	$100.00	$224.28	$140.97	$157.21	$317.60	$254.02
S&P/TSX Composite Index	$100.00	$135.02	$124.68	$121.13	$155.04	$194.22

Note:

(1) The TSR return in respect of the Bank contemplates an investment in shares of VersaBank on November 1, 2018, and the exchange of such shares for Shares in connection with the Amalgamation.

During the period November 1, 2020, to October 31, 2025, the Bank's trend in total executive compensation, defined as base salary and incentive awards paid, increased to reflect the success of initiatives such as the Point-of-Sale Financing program, the Insolvency Trustee Integrated Banking Services initiative and the overall Bank's financial results.

While the Bank believes TSR has an influence on total executive compensation, it does not expect a direct correlation will always exist between TSR and total executive compensation since other factors are considered when making executive compensation decisions. Those factors include changes to NEO responsibilities and corresponding increases in compensation, adjustments to compensation necessary to reflect changes in market conditions, and compensation paid to reward NEOs for results that may not be reflected immediately in TSR.

Page | 21

SUMMARY COMPENSATION TABLE

The following table sets forth all compensation earned by the Bank's NEOs, for services to the Bank in Fiscal 2025.

Name and principal position[1]	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)			
David Taylor	2025	1,050,000	nil	nil	1,047,041[4]	772,120[5]	nil	580,993[6]	3,405,154
	2024	780,000	nil	nil	1,864,400	0	nil	469,207	3,113,607
President[3]	2023	750,000	17,295[2]	nil	0	509,255	nil	397,266	1,656,522
Susan McGovern	2025	30,000	nil	nil	0	0	nil	150,149[7]	180,149
	2024	nil	nil	nil	0	0	nil	124,300[8]	124,300
Interim CEO	2023	nil	nil	nil	0	0	nil	107,810[8]	107,810
John Asma	2025	395,000	nil	nil	243,300[4]	33,480[9]	nil	222,388[10]	894,168
	2024	370,000	nil	nil	401,500	39,480	nil	163,739	974,719
Chief Financial Officer	2023	285,000	nil	nil	100,000	28,080	nil	172,956	586,036
Tel Matrundola	2025	454,123	nil	nil	244,116[4]	38,481	nil	207,791[13]	944,511
	2024	348,005	nil	nil	235,323	37,732	nil	168,749	789,810
President & CEO (VersaBank USA N.A.)	2023	295,181	nil	nil	188,034	0	nil	127,584	610,800
Shawn Clarke	2025	417,600	nil.	nil	210,000[4]	33,480[9]	nil	215,247[11]	876,327
	2024	380,000	nil	nil	478,600	39,480	nil	172,152	1,070,232
Chief Operating Officer (VersaBank USA N.A.)	2023	366,000	nil	nil	0	29,800	nil	176,538	572,338
Michael Dixon	2025	417,600	nil	nil	209,468[4]	33,480[9]	nil	213,861[12]	874,409
	2024	296,500	nil	nil	419,600	39,480	nil	172,300	927,880
Senior Vice President, Structured Receivables Program (VersaBank USA N.A.)	2023	285,000	nil	nil	135,000	29,520	nil	145,713	595,233

Notes:

(1) Name and Principal Position as at October 31, 2025.

(2) This amount reflects a convertible preferred share issued to David Taylor in DRT Cyber Inc. Such share would convert to a 10% common share interest in DRT Cyber Inc. upon a change in control event. The fair value of this award was independently valued by Xu & Xie CPA LLP, Chartered Professional Accountants and Chartered Business Valuators.

(3) All or a portion of David Taylor's compensation is or may be paid to his personal holding company.

(4) See section below entitled "Fiscal 2025 Incentive Awards Paid".

(5) This amount represents the cost of Shares acquired pursuant to the terms of the CEOSPP. The Shares must be held for a period not less than five years, subject to certain exceptions.

(6) Of this amount, $488,917 was the amount of pension supplement paid to David Taylor.

(7) Of this amount, $150,149 was the amount of compensation paid to Susan McGovern as a director. This amount includes $133,472 in retainer fees, $3,147 representing travel time, and $13,530 representing the amount reimbursed pursuant to the DSPP (as defined below).

(8) This amount reflects the total compensation paid to Susan McGovern as a director.

(9) This amount is an estimate of the amount to be reimbursed in relation to the ESAP which has yet to occur.

(10) Of this amount, $205,812 was the amount of pension supplement paid to John Asma.

(11) Of this amount, $190,993 was the amount of pension supplement paid to Shawn Clarke.

(12) Of this amount, $197,122 was the amount of pension supplement paid to Michael Dixon.

P a g e | 22 (13) Of this amount, $207,791 was the amount of pension supplement paid to Tel Matrundola. Susan McGovern received a stipend of $6,000 per month commencing in June 2025 for her role as Interim Chief Executive Officer. She did not otherwise participate in management compensation programs or receive any other compensation in connection with her management position. Fiscal 2025 Incentive Awards Paid The following summarizes key rationale for the incentive award paid to each NEO for Fiscal 2025: David Taylor, President Short-Term Incentive Award In Fiscal 2025, David Taylor achieved strong results against his key Fiscal 2025 performance objectives. He delivered solid value for shareholders, demonstrated outstanding operational execution, and provided decisive strategic leadership. Under his direction, VersaBank reported resilient earnings, strengthened its risk management framework, and drove key innovations including the successful launch of RBDTs™ and advances in proprietary AI capabilities. David Taylor also guided the Bank’s structural realignment and enhanced its cross-border operations. In recognition of these accomplishments, he was awarded his Fiscal 2025 short-term incentive. Long-Term Incentive Award In Fiscal 2025, David Taylor substantially achieved all performance objectives tied to his long-term incentive award. His leadership was instrumental in strengthening regulatory relations, driving sustainable share growth, maintaining disciplined capital and risk management, and advancing the Bank’s multiyear strategic plan. In recognition of this sustained performance, he was awarded his Fiscal 2025 long-term incentive. John Asma, Chief Financial Officer During Fiscal 2025, Mr. Asma delivered outstanding performance as Chief Financial Officer, successfully leading VersaBank through a year of significant expansion, U.S. integration, and operational transformation. He provided strong strategic leadership across Treasury, FP&A, Accounting, and Deposits — driving the development of the F2026 Budget and Global Business Plan, improving funding diversification, and strengthening liquidity management. Under his oversight, deposit portfolios achieved double digit growth, major automation and GAAP transition initiatives advanced, and cross border treasury and compliance processes were harmonized. John demonstrated exceptional execution discipline, strong stakeholder management, and a clear commitment to modernizing financial operations, positioning VersaBank for continued growth while exceeding expectations across his expanded mandate. Tel Matrundola, President & Chief Executive Officer (VersaBank USA National Association) During Fiscal 2025, as President and CEO of VersaBank USA, Tel Matrundola provided strong leadership that enabled the effective execution of the business plan during the organization's first full year operating as a federally licensed OCC bank in the United States. Fiscal 2025 was a milestone year, marking VersaBank USA's continued expansion into the U.S. market with VersaBank’s highly successful SRP. During this period, VersaBank USA closed its initial transactions with US partners, further strengthening its presence in the market. Under Tel's leadership, the organization transitioned effectively into the US financial market, by assembling a senior team of experienced executives who are now well positioned to successfully execute both current and future strategic plans. The US Bank has been intentionally structured as a lean organization, enabling growth to be more effectively directed toward profitability rather than increased overhead. Tel also provided strong leadership across

P a g e | 23 the US Bank’s profit centers, including the SRP and the purchases of Asset Backed Securities, which resulted in expanding our list of SRP partners, and growing our Brokered Deposit Raising relationships. Shawn Clarke, Chief Operating Officer (VersaBank USA National Association) Mr. Clarke originally joined VersaBank in 2005 and has held progressively senior positions in the areas of corporate development, technology, risk, finance and operations over the course of his tenure with the Bank. In 2023 Mr. Clarke was appointed Chief Operating Officer for VersaBank USA. Over the course of Fiscal 2025 Mr. Clarke continued to support the advancement of the Bank’s growth strategy in the United States through his leadership in navigating the US banking regulatory environment including successfully leading the management team through various regulatory examinations and inspections conducted by multiple agencies. Moreover, Mr. Clarke led the development and launch of the Bank’s US RPP Securitized Financing program which included establishing new relationships with some of the largest broker-dealers in the US as well as developing governance, risk management and transaction frameworks to enable the Bank to participate in US specialty finance company securitization offerings. This effort led to the Bank completing US $68 million in RPP Securitized Financing investments over the course of the second half of the fourth quarter. Further, Mr. Clarke oversaw the integration of the key banking systems acquired via the purchase of Stearns Bank Holdingford and was successful in maintaining business continuity from both an operations and compliance perspective during the integration process. This effort was comprised of multiple large-scale projects and initiatives that commenced in late 2024 and were completed over the course of 2025. In addition to the above, Mr. Clarke met or exceeded all performance objectives assigned to him in Fiscal 2025. Michael Dixon, Senior Vice President, Structured Receivables Program (VersaBank USA National Association) After leading the SRP in Canada since 2017 as well as overseeing the launch of the SRP in the US, Mr. Dixon transitioned from Senior Vice President, Point of Sale Financing for VersaBank to Senior Vice President, SRP for VersaBank USA N.A. in January 2025. In this role, Mr. Dixon was responsible for the strategic management, oversight, and overall performance of VersaBank USA’s structured finance activities, including the Bank’s Receivable Purchase Program in the US. Throughout Fiscal 2025, the SRP team successfully navigated an increasingly competitive and economically challenged marketplace, characterized by inflation, tariff implications, and downturns across multiple industries. Despite these challenges, the team successfully launched the SRP in the US, added new vendor partners to provide the opportunity for continued material organic growth for the Bank while exceeding all established annual targets. In addition, Mr. Dixon provided continual oversight and mentorship to the Canadian SRP and Credit team to assist in obtaining the long-term objectives of the Bank.

P a g e | 24 TERMINATION AND CHANGE OF CONTROL BENEFITS The following table sets out the estimated amount of potential payments to the NEOs if their termination or change of control clauses or retirement clauses were triggered on October 31, 2025. Further detail regarding the termination clauses in each NEO’s employment agreement is set out under “Termination and Change of Control Benefits – Employment Contracts” below. Name Entitlement ($) Termination Change of control Retirement David Taylor(1) $5,197,035 $5,197,035 $1,000,000 Susan McGovern n/a n/a n/a John Asma (2) $226,990 nil nil Tel Matrundola(2) $1,736,558 nil nil Shawn Clarke(2) $1,103,286 nil nil Michael Dixon(2) $1,075,114 nil nil Notes: (1) In the case of termination without cause or in the case of change of control, whereby the employment agreement will be deemed to be terminated, any outstanding unvested stock options shall also become exercisable at the date of termination. In addition, all stock options held by Mr. D. Taylor shall expire on the earlier of the expiry date and two years from such date of termination. Further, at the option of Mr. D. Taylor, any stock options are to be redeemed by the Bank at a price calculated as the difference between the stock option exercise price and the average price of the Shares for the four trading days prior to the date of termination and the termination date. (2) In the case of termination without cause.

P a g e | 25 Employment Contracts At October 31, 2025, each of David Taylor, John, Asma, Tel Matrundola, Shawn Clarke, and Michael Dixon had an Executive Employment Agreement with the Bank. The following tables outline the key terms of such agreements. David Taylor Position President Annual salary $1,050,000 Annual short-term incentive awards Discretionary Annual long-term incentive awards Entitled to participate in the CEOSPP. Other benefits Entitled to usual benefits provided to executives. Retirement Entitled to receive an annual pension supplement payment (the Bank does not have a pension plan). Entitled to receive a retirement allowance of $1,000,000. Termination If Mr. D. Taylor’s employment with the Bank is terminated without cause, he is to receive an amount equal to 24 months total compensation less any withholding taxes and other required deductions. Mr. D. Taylor is to immediately receive this amount if the Bank is sold, subject to a change of control, merged or liquidated, or if its normal operations are changed in such a manner so as to eliminate Mr. D. Taylor’s services or the President position. For the purpose of this termination clause ‘total compensation’ is to include annual salary and allowances and shall include incentive awards and pension supplement paid or approved to be paid in each case during the 24 months immediately preceding the termination date. In addition, all options to purchase shares of the Bank held by Mr. D. Taylor shall become exercisable on the date of termination and expire on the earlier of the original expiry date of the options or two years after the termination date. Alternatively, at Mr. D. Taylor’s discretion, these options are to be repurchased by the Bank at a price calculated as the difference between the option exercise price and the average price of the Shares for the four trading days prior to the termination date and the termination date. John Asma Position Executive Vice President and former Chief Financial Officer Annual salary $395,000 Annual short-term incentive awards Discretionary Annual long-term incentive awards Entitled to participate in the ESAP. Other benefits Entitled to usual benefits provided to executives. Retirement Entitled to receive an annual pension supplement payment (the Bank does not have a pension plan). Termination If Mr. Asma’s employment is terminated without cause, he is to receive an amount equal to one month’s total compensation for each completed year of service (commencing June 27, 2022) to a maximum of 24 months total compensation, less any withholding taxes and other required deductions. For the purpose of this termination clause ‘total compensation’ is to include Mr. Asma’s then current base salary, an amount equivalent to the most recent incentive award paid, benefits, vehicle benefit, pension supplement and any and all allowances paid.

Page | 26

<table>
<tr><th colspan="3">Tel Matrundola</th></tr>
<tr><td>Position</td><td>President & Chief Executive Officer
VersaBank USA National Association</td><td rowspan="6"></td></tr>
<tr><td>Annual salary</td><td>445,123</td></tr>
<tr><td>Annual short-term incentive awards</td><td>Discretionary</td></tr>
<tr><td>Annual long-term incentive awards</td><td>Entitled to participate in the ESAP.</td></tr>
<tr><td>Other benefits</td><td>Entitled to usual benefits provided to executives.</td></tr>
<tr><td>Retirement</td><td>Entitled to receive an annual pension supplement payment (the Bank does not have a pension plan).</td></tr>
<tr><td>Termination</td><td colspan="2">If Mr. Matrundola's employment is terminated without cause, he is to receive an amount equal to one month's total compensation for each completed year of service, with a maximum of 24 months total compensation, less any withholding taxes and other required deductions. For the purpose of this termination clause 'total compensation' is to include Mr. Matrundola's then current base salary, an amount equivalent to the most recent incentive award paid, benefits, vehicle benefit, pension supplement and any and all allowances paid.</td></tr>
</table>

<table>
<tr><th colspan="3">Shawn Clarke</th></tr>
<tr><td>Position</td><td>Chief Operating Officer
VersaBank USA National Association</td><td rowspan="6"></td></tr>
<tr><td>Annual salary</td><td>$417,600</td></tr>
<tr><td>Annual short-term incentive awards</td><td>Discretionary</td></tr>
<tr><td>Annual long-term incentive awards</td><td>Entitled to participate in the ESAP.</td></tr>
<tr><td>Other benefits</td><td>Entitled to usual benefits provided to executives.</td></tr>
<tr><td>Retirement</td><td>Entitled to receive an annual pension supplement payment (the Bank does not have a pension plan).</td></tr>
<tr><td>Termination</td><td colspan="2">If Mr. Clarke's employment is terminated without cause, he is to receive an amount equal to one month's total compensation for each completed year of service, with a minimum of 12 months and a maximum of 24 months total compensation, less any withholding taxes and other required deductions. For the purpose of this termination clause 'total compensation' is to include Mr. Clarke's then current base salary, an amount equivalent to the most recent incentive award paid, benefits, vehicle benefit, pension supplement and all allowances paid.</td></tr>
</table>

P a g e | 27

<table>
<tr><td colspan="3">Michael Dixon</td></tr>
<tr><td>Position</td><td>Senior Vice President, Structured Receivables Program
VersaBank USA National Association</td><td rowspan="6"></td></tr>
<tr><td>Annual salary</td><td>$417,600</td></tr>
<tr><td>Annual short-term incentive awards</td><td>Discretionary</td></tr>
<tr><td>Annual long-term incentive awards</td><td>Entitled to participate in the ESAP.</td></tr>
<tr><td>Other benefits</td><td>Entitled to usual benefits provided to executives.</td></tr>
<tr><td>Retirement</td><td>Entitled to receive an annual pension supplement payment (the Bank does not have a pension plan).</td></tr>
<tr><td>Termination</td><td colspan="2">If Mr. Dixon's employment is terminated without cause, he is to receive an amount equal to one month's total compensation for each completed year of service, with a minimum of 12 months and a maximum of 24 months total compensation, less any withholding taxes and other required deductions. For the purpose of this termination clause 'total compensation' is to include Mr. Dixon's then current base salary, an amount equivalent to the most recent incentive award paid, benefits, vehicle benefit, pension supplement and any and all allowances paid.</td></tr>
</table>

PART V – STATEMENT OF DIRECTOR COMPENSATION

In Fiscal 2025, directors, with the exception of the President who is also a director, were compensated for acting as directors of the Bank through a combination of methods including: Chair and director Board retainers; Committee member and Committee Chair annual retainers; excess meeting fees; and a director share purchase program (the "DSPP"). The director compensation fees set out in the tables below reflect those in place as at October 31, 2025. Annual retainers were paid to directors, excluding the President, on the following basis for Fiscal 2025. Remuneration paid to the President of the Bank, Mr. D. Taylor, and Interim CEO, Ms. McGovern, is included in the Summary Compensation Table above. Mr. D. Taylor is not compensated as a director of the Bank.

Board Retainer

	Retainer ($)
Chair of the Board	**178,350**
Vice Chair of the Board	**68,900**
Director	**50,360**

Committee Retainers

	Retainer ($)
Audit Committee Chair	**36,720**
Risk Oversight Committee Chair	**31,930**
HR Committee Chair	**31,930**
Innovation and Technology Committee Chair	**31,930**
Audit Committee Member	**24,565**
Risk Oversight Committee Member	**21,835**
HR Committee Member	**21,835**
Innovation and Technology Committee Member	**21,835**

P a g e | 28

Excess Meeting Fees

Risk Oversight Committee members were paid meeting attendance fees of $1024 for credit review meetings only.

In addition, for Fiscal 2025, the DSPP provided that directors of the Bank, other than the President, were eligible for reimbursement for the purchase of Shares and/or preferred shares of the Bank. Reimbursement under the DSPP is equal to 50% for Shares and preferred shares of the Bank purchased on the open market, up to a total annual maximum reimbursement amount of $13,530.00. All securities purchased under the DSPP are required to be held for a minimum of one year from the date of purchase.

The Bank pays the membership costs for each of its directors to belong to the Institute of Corporate Directors, and customary payments for mileage and travel time for attending meetings and expense reimbursements for out-of-pocket travel costs incurred in connection with attending meetings. Each director is also entitled to a reimbursement of up to $5,000 annually toward a relevant training and development program of their choice, in accordance with the Director Orientation and Professional Development Program (see "Corporate Governance – Orientation and Continuing Education" below).

The following table sets out the compensation provided to directors for Fiscal 2025:

Name[(1)]	Fees earned ($)	Share-based awards ($)	All other compensation ($)	Total ($)
Hon. Thomas A. Hockin[(2)]	89,175	nil	1,800[(4)]	90,975
Hon. Frank Newbould[(3)]	89,175		2,876[(4)] 13,530[(5)]	105,581
Gabrielle Bochynek	72,195	nil	1,628[(4)] 7,546[(5)]	81,369
Robbert-Jan Brabander	133,810	nil	3,070[(4)] 13,530[(5)]	150,410
David A. Bratton	82,290	nil	1,675[(4)]	83,965
Peter M. Irwin	101,880	nil	2,557[(4)] 13,530[(5)]	117,967
Richard H. L. Jankura	86,386	nil	1,675[(4)] 13,530[(5)]	101,591
Arthur Linton	72,195	nil	2,170[(4)]	74,365
Paul G. Oliver	96,178	nil	3,380[(4)]	99,558

Notes:

(1) Ms. McGovern's compensation for her service as a director has been included in the Summary Compensation Table.

(2) Mr. Hockin served as Chair of the VersaBank Board until April 24, 2025. Since April 24, 2025, Mr. Hockin serves as Director Emeritus of VersaHoldings US Corp.

(3) Mr. Newbould commenced service as Chair of the Board on April 24, 2025.

(4) This is an amount representing travel time.

(5) This is an amount reimbursed pursuant to the DSPP.

P a g e | 29 PART VI – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS INCENTIVE PLAN AWARDS Stock Option Incentive Plan On April 17, 2024, the Shareholders renewed the Omnibus Long-Term Incentive Plan (the “LTIP”) originally put in place on April 21, 2021. The LTIP allows for a variety of equity based awards that provide different types of incentives to be granted to certain of our officers, employees and consultants (in the case of options (“Options”), performance share units (“PSUs”) and restricted share units (“RSUs”)) and non-employee directors (in the case of deferred share units (“DSUs”)). Options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award will represent the right to receive Shares, or in the case of PSUs, RSUs and DSUs, Shares or cash, in accordance with the terms of the LTIP. The following discussion is qualified in its entirety by the text of the LTIP. Under the terms of the LTIP, our Board, or if the Board by resolution so decides, a committee of the Board and/or any member of the Board, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution. The LTIP provides that appropriate adjustments, if any, will be made by our Board in connection with a reclassification, reorganization or other change of our Shares, share split or consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP. The maximum number of Shares reserved for issuance, in the aggregate, under the Bank’s LTIP or pursuant to awards under any other established share compensation arrangement, cannot exceed 10% of the aggregate number of Shares issued and outstanding from time to time. As of the date of this Management Proxy Circular, there are 32,069,447 Shares issued and outstanding, and the Bank has options outstanding under the LTIP to purchase up to 630,908 common shares (representing approximately 1.96% of the current issued and outstanding Shares), leaving unallocated options with respect to an aggregate of 216,793 Shares available for future grants (representing approximately 0.67% of the outstanding Shares), based on the number of currently outstanding Shares. For the purposes of calculating the maximum number of Shares reserved for issuance under the LTIP, any issuance from treasury by the Bank that is issued in reliance upon an exemption under applicable stock exchange rules applicable to share compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Bank shall not be included. All of the Shares covered by the exercised, cancelled or terminated Awards will automatically become available Shares for the purposes of Awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an “evergreen” plan, which requires shareholder approval every three years pursuant to the rules of the TSX. The maximum number of Shares that may be: (i) issued to insiders of the Bank within any one-year period, and (ii) issuable to insiders of the Bank at any time, in each case, under the LTIP alone, or when combined with all of the Bank’s other security-based compensation arrangements, cannot exceed 10% of the aggregate number of Shares issued and outstanding from time to time, determined on a non-diluted basis. The LTIP does not provide for a maximum number of shares which may be issued to an individual pursuant to the LTIP or any other share compensation arrangement (expressed as a percentage or otherwise). An Option shall be exercisable during a period established by our Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will be determined based on the closing price of the Shares on the TSX on the last trading day before the date such Option is granted. The LTIP provides that the

P a g e | 30 exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the LTIP, including the consent of our Board, where required. If a participant elects to exercise Options under the “net exercise” procedures, the participant would receive a number of Shares equal to (a) the number of Shares underlying the Options multiplied by (b) the market value of the Shares at such date less the exercise price of such Options, (c) divided by the market value of the Shares at such date, subject to acceptance by the Board and provided that satisfactory arrangements have been made to pay any applicable withholding taxes. The following table describes the impact of certain events upon the rights of holders of Options under the LTIP, including termination for cause, resignation, retirement, termination other than for cause, and death or disability, subject to the terms of a participant’s employment agreement, grant agreement and the change of control provisions described below: Event Provisions Provisions Termination for cause Immediate forfeiture of all vested and unvested Options Resignation, retirement, and termination other than for cause Forfeiture of all unvested Options and the earlier of the original expiry date and 90 days after the termination to exercise vested Options or such longer period as VersaBank’s board of directors may determine in its sole discretion Resignation, retirement, and termination other than for cause Forfeiture of all unvested Options and the earlier of the original expiry date and 12 months after date of death or disability to exercise vested Options or such longer period as VersaBank’s board of directors may determine in its sole discretion The terms and conditions of grants of RSUs, PSUs and DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant’s grant agreement. Impact of certain events upon the rights of holders of these types of Awards, including termination for cause, resignation, retirement, termination other than for cause and death or disability, will be set out in the participant’s grant agreement. For each PSU awarded under the LTIP, the Board will establish (i) the applicable performance criteria and other vesting conditions, and (ii) the period of time in which such performance criteria and other vesting conditions must be met, in order for a participant to be entitled to receive Shares in exchange for his or her PSUs. Subject to the provisions of any award agreement and the provisions of the LTIP, all vested RSUs and PSUs will be settled as soon as practicable following the date on which the Board determines that the performance criteria and/or other vesting conditions with respect to the RSU and/or PSU have been met, but in all cases RSUs and PSUs will be settled prior to (i) three years following the date of grant of the RSU or PSU, if settled by payment of cash equivalent or through purchases by the Bank on the participant’s behalf on the open market, or (ii) ten years following the date of grant of the RSU or PSU, if the RSU or PSU will be settled by the issuance of Shares from treasury. Non-employee directors may elect to receive all or a portion of their annual retainer fees in the form of a grant of DSUs in each fiscal year. The number of DSUs is calculated as the amount of the non-employee director’s annual retainer fee elected to be paid in DSUs divided by the market value (as defined in the LTIP). Each non-employee director is entitled to redeem their DSUs during the period commencing on the business day immediately following their termination date and ending on the date that is not later than the 90th day following such termination date, or such shorter redemption period as set out in the relevant DSU agreement.

P a g e | 31 Pursuant to the LTIP, when dividends (other than stock dividends) are paid on Shares, participants will receive additional DSUs, RSUs and/or PSUs (“Dividend Share Units”), as applicable, as of the dividend payment date. The number of Dividend Share Units to be granted to a participant will be determined by multiplying the aggregate number of DSUs, RSUs and/or PSUs, as applicable, held by the participant on the relevant record date by the amount of the dividend paid by the Bank on each Share, and dividing the result by the market value (as defined in the LTIP) on the dividend payment date. Any Dividend Share Units granted to a participant will be subject to the same vesting conditions and settlement terms as applicable to the related DSUs, RSUs and/or PSUs in accordance with the applicable award agreement. In connection with a change of control of the Bank, our Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, provided that our Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than the Bank); or (ii) the Bank has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a participant is terminated without cause during the 12 month period following a change of control, or after the Bank has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards (based on the performance achieved up to the termination date in respect of PSUs) will immediately vest and may be exercised within 30 days of such date. Our Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and TSX approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws. Our Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (i) not materially adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or upon the consent of the applicable participant(s); and (ii) be in compliance with applicable law and with prior approval if required, of the Shareholders and of the TSX or any other stock exchange upon which the Bank has applied to lists its shares, provided however that shareholder approval shall not be required for the following amendments and our Board may make any changes which may include but are not limited to: any amendment to the vesting provisions of the LTIP and any Award granted under the LTIP; any amendment regarding the provisions governing the effect of termination of a participant’s employment, contract or office; any amendment which accelerates the date on which any Award may be exercised under the LTIP; any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body; any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the LTIP, correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP, correct any grammatical or typographical errors or amend the definitions in the LTIP; any amendment regarding the administration of the LTIP; and any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the applicable rules of the TSX or any other stock exchange upon which the Bank has applied to list its Shares.

P a g e | 32 Provided that the alteration, amendment or variance does not: increase the maximum number of Shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization; reduce the exercise price of Awards benefitting including cancellation and reissuance of an Award, except in the case of an adjustment pursuant to a change in capitalization; extend expiration date of an Award, except in the case of an extension due to black-out period; remove or exceed the insider participation limits; amend the transfer provisions of the Awards; amend the definition of eligible participant that would permit the issuance of Options, RSUs or PSUs to non- employee directors; or amend the amendment provisions of the LTIP. The following table lists the number of Shares to be issued upon the exercise of outstanding stock options, the weighted-average exercise price of the outstanding stock options, and the number of Shares remaining for future issuance under equity compensation plans of the Bank as at October 31, 2025. No preferred shares of the Bank are issuable pursuant to any of the Bank’s equity compensation plans. Additional information on the Stock Option Plans can be found above under “Statement of Executive Compensation – Stock Option Incentive Plan”. Plan category Number of securities to be issued upon exercise of outstanding options, warrants and rights Weighted-average exercise price of outstanding options, warrants and rights ($) Number of securities remaining available for future issuance under equity compensation plans Equity compensation plans approved by Shareholders 779,334(1) 15.90 1,087131(2) Equity compensation plans not approved by Shareholders n/a n/a n/a Total 779,334 15.90 1,087,131 Notes: (1) This figure is as of October 31, 2025 and represents 2.43% of the issued and outstanding Shares as of such date. (2) The maximum number of options available for issuance under the Stock Option Plan is 1,2000,000 less all options previously issued under the Stock Option Plan. The following table sets outs the burn rate percentage in respect of equity securities under the Stock Option Plans for the fiscal years ended 2025, 2024, and 2023. Stock Option Plans 2025 2024 2023 Burn Rate(1) 0.03% 0% 0.006% Note: (1) The number of awards granted each year, expressed as a percentage of the weighted average number of outstanding Shares at the end of the fiscal year.

P a g e | 33 The following tables set out for each NEO the stock options outstanding at October 31, 2025, and the value of compensation paid to each NEO under the Stock Option Plans in Fiscal 2025. Option-based Awards Share-based Awards Name Number of securities underlying unexercised options (#) Option exercise price ($) Option expiration date Value of unexercised in-the- money options ($) Number of Shares or units of shares that have not vested (#) Market or payout value of share-based awards that have not vested ($) Market or payout value of vested share-based awards not paid out or distributed ($) David Taylor 0 0 n/a $0 n/a n/a n/a Susan McGovern n/a n/a n/a n/a n/a n/a n/a Shawn Clarke 19,000 15.90 December 31, 2026 $15,960 n/a n/a n/a Michael Dixon 25,850 15.90 December 31, 2026 $21,174 n/a n/a n/a Option-based Non-equity incentive awards – Value plan vested during the compensation – Value year earned during the year Name ($) ($) David Taylor n/a n/a Susan McGovern n/a n/a John Asma n/a n/a Tel Matrundola n/a n/a Shawn Clarke nil n/a Michael Dixon nil n/a Name Number of Options vested during Fiscal 2025 Expiry Date Vesting date during Fiscal 2025 Exercise price at time of vesting ($) Market price of Shares at time of vesting ($) David Taylor n/a n/a n/a n/a n/a Susan McGovern n/a n/a n/a n/a n/a John Asma n/a n/a n/a n/a n/a Tel Matrundola 7,500 December 31, 2026 January 1, 2025 $15.90 $19.77 Shawn Clarke 10,500 December 31, 2026 January 1, 2025 $15.90 $19.77 Michael Dixon 8,617 December 31, 2026 January 1, 2025 $15.90 $19.77

P a g e | 34

PART VII – INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

AGGREGATE INDEBTEDNESS OUTSTANDING

The table below shows the aggregate indebtedness to the Bank or its subsidiaries of all officers, directors, employees and former officers, directors and employees as at February 24, 2026.

AGGREGATE INDEBTEDNESS ($)[(1)(2)]		
Purpose	To the Bank or its subsidiaries	To another entity
Share purchases	1,537,667[(3)(4)]	n/a
Other	6,369,089	n/a

Notes:

(1) Routine indebtedness, as defined under Canadian securities laws, has not been reported.

(2) Subject to restrictions under applicable laws, employees are eligible for loans at an interest rate of 50 basis points over cost of funds to assist them with home purchases and to assist with other credit requirements. Lending limits for employees are, like those for other customers, based on household income and risk profile.

(3) To the knowledge of the Bank, the amount shown represents loans in connection with the purchase of securities of the Bank.

(4) Of this amount, $500,000 was previously a loan extended for an "other" purpose, which was subsequently combined and is now included in the aggregate indebtedness total attributable to share purchases.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Name and principal Position[(1)(2)]	Involvement of the Bank	Largest amount outstanding during Fiscal 2025 ($)	Amount outstanding as at February 24, 2026 ($)	Financially assisted securities purchases during Fiscal 2025 (#)	Security for indebtedness	Amount forgiven during Fiscal 2025 ($)
Securities purchase programs						
David Taylor[(3)] President	Bank as Lender	1,500,000	1,500,000[(4)]	nil	n/a	nil
Jonathan Taylor Chief Human Resources Officer	Bank as Lender	37,667	37,667[(5)]	nil	n/a	nil
Other programs						
David Taylor President	Bank as Lender	3,600,000	3,600,000[(6)]	nil	n/a	nil
Tammie Ashton Executive Vice President	Bank as Lender	189,984	184,415[(7)]	nil	n/a	nil
Brent Hodge Senior Vice President and General Counsel	Bank as Lender	168,069	155,491[(8)]	nil	n/a	nil
Saad Inam Chief Credit Officer	Bank as Lender	97,862	79,855[(9)]	nil	n/a	nil

Notes:

(1) Under applicable Canadian securities laws, "executive officer" means an individual who is: a chair, vice chair or president; a vice president in charge of a principal business unit, division or function; or, performing a policy-making function in respect of the Bank.

(2) Routine indebtedness, as defined under Canadian securities laws, has not been reported in this table.

(3) Mr. Taylor is a proposed nominee for election as a director.

(4) A loan of $1,300,000 is provided at the Bank's 5-year rate plus 0.50% fixed at 2.62%, repayable on demand. The loan is evidenced by an unsecured promissory note. An additional loan in the amount of $200,000 was granted to Mr. Taylor on February 6, 2023 at the fixed rate of 3.81% for a term of 5 years and is evidenced by an unsecured promissory note. Mr. Taylor is currently a director and he is nominated for re-election to the Board at the Meeting.

P a g e | 35 (5) This amount represents a loan originally funded in the amount of $160,000 in February 2007 for the purchase of shares. It was renewed in March 2022 for a 5-year term at a fixed rate of 2.62%. (6) This amount represents mortgages to a related party; one at the Bank’s 5-year rate plus 0.50% fixed at 2.51% for a tern of 5 years, and the second at the rate of 4.94% for a term of 5 years. The loans are secured by a fixed charge collateral mortgage. (7) This amount represents a loan for the purchase of investments at the rate of 4.77% for a term of 3 years. (8) This amount represents a loan for a vehicle purchase at the rate of 3.00% for a term of 4 years. (9) The amount of $62,438 represents a loan for a vehicle purchase at the rate of 3.00% for a term of 4 years. The balance of the amount relates to a non-interest loan related to relocation costs. PART VIII – INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS To the knowledge of the Bank, no informed person (as defined in NI 51-102) of the Bank, no proposed director or executive officer of the Bank, nor any associate or affiliate of any informed person or any proposed director or executive officer of the Bank, has any interest, direct or indirect, in: (i) any transaction since the commencement of the Bank’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Bank or any of its subsidiaries; or (ii) by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors. PART IX – AUDIT COMMITTEE Audit Committee Information & Disclosure is provided on pages 24-25 and 29-33 of the Bank’s Annual Information Form for Fiscal 2025, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. PART X – CORPORATE GOVERNANCE Board of Directors A director is considered to be independent where the Board determines that the director has no direct or indirect material relationship to the Bank or its subsidiaries. “Material relationship” is defined in National Instrument 52-110 – Audit Committees as any relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Annually, the Board, in consultation with the HR Committee, reviews a director’s relationship with the Bank in order to determine whether the director is or continues to be independent. Every member of the Board, with the exception of Mr. D. Taylor and Ms. McGovern, is independent. Mr. D. Taylor is the President of the Bank and Ms. McGovern is Interim CEO and, by virtue of their executive officer positions, they have a material relationship to the Bank and are not independent. The Chair of the Board, The Honourable Frank J.C. Newbould, is an independent director. The roles and responsibilities of the Chair are set out in the Mandate of the Chair of the Board (a copy of which can be found on the Bank’s website). The Chair is to exemplify the Board responsibility for the stewardship of the Bank. Among other duties, the Chair is to liaise with management of the Bank for the purpose of setting meetings of the Board and is to lead the meetings, and he is to ensure that the responsibilities of the Board and management, and the boundaries between them, are well understood and respected. The Chair is also to ensure the Board works as a cohesive team and is to provide the leadership to achieve this, and he is to encourage the active participation of all members. The Chair is to ensure that there are adequate resources available to support the work of the Board, and to ensure that procedures are adopted to ensure that the Board can conduct its work effectively and efficiently. Further, the Chair is to ensure that a process is in place by which the effectiveness of the Board, and the contribution of individual directors, is assessed, and to ensure that where functions are delegated to committees, the functions are carried out and results are reported to the Board. During Fiscal 2025, the Bank continued its practice of concluding each quarterly Board meeting with the independent directors of the Bank and each meeting of the committees by holding an in-camera session without the non-

P a g e | 36 independent director or any other member of management present. In addition, in order for independent directors of the Board and each committee to have a forum in which to address issues or concerns, the Board and each committee has discretion to conclude all Board meetings and each meeting of the committees with an in-camera session without management and non-independent directors present. During the year, the Board held nine such in- camera meeting sessions, including the four regularly scheduled quarterly meetings. Each committee is required to hold in-camera sessions at quarterly meetings, as stipulated in their respective mandate. During the year each committee held four such in-camera meeting sessions, with the exception of the Audit Committee which held five in-camera meeting sessions and the HR Committee which held six in-camera meeting sessions. Position Descriptions and Mandates The Bank has Board approved Mandates for the Chair of the Board, and for the Chair of each Board committee and for each committee (copies of which can be found on the Bank’s website). The Board has also approved written job descriptions for various senior management roles, including the President and Chief Executive Officer. The job description of the President outlines his responsibilities, both generally and with respect to business planning and marketing, human resource policies and human resource management, enterprise risk management, legal and regulatory environment, and reporting to the Board. Also attached to the President’s job description is a detailed chart of authorities that outlines the approval process for various control and strategic requirements and proposals. Level of Share Ownership Required Within five years of the later of May 1, 2017, or the date of appointment, directors are expected to accumulate Shares equivalent to two and one half times the Board retainer. The Chair is expected to accumulate Shares equivalent to two times his respective Board retainer within the same time frame. For purposes of determining compliance with this requirement, the director’s Shares are valued at the higher of cost or market value at October 31 annually. Ethical Business Conduct The Board has adopted a written Code of Conduct for the directors, officers, and employees of the Bank. The Code of Conduct is available with the Bank’s other publicly disclosed documents at www.sedarplus.ca and on the Bank’s website at www.versabank.com/codes-and-commitments. A copy may also be requested by contacting the Bank’s Corporate Secretary at the registered office of the Bank (Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2). The Board has delegated compliance oversight to the Chief Compliance Officer. On a quarterly basis, the Board receives a Compliance Report from the Chief Compliance Officer. Any matters of non-compliance form part of the report. The Board also receives an annual confirmation from the Chief Human Resources Officer with respect to compliance with the Code of Conduct during the preceding year. A primary element within the Code of Conduct is a section with respect to conflicts of interest. This section provides a definition of conflict of interest, including a cross-reference to the Bank’s Related Party Transactions Policy & Procedures. The conflict of interest section within the Code of Conduct provides details on the procedure to be followed if a conflict of interest situation arises, with the basic premise being the elevation of notice respecting the situation up to the Board. A list of conflict of interest matters is maintained by the legal department, and each director and officer of the Bank is required to annually attest that he or she is not a party to a material contract or proposed material contract, and is not a director or officer of any entity who is, and does not have a material interest in any person who is, a party to a material contract or proposed material contract with the Bank. The Bank has also adopted anonymous employee reporting and whistleblowing procedures which allows employees and officers of the Bank to anonymously and confidentially report, in writing, suspected unethical or improper conduct in violation of the Code of Conduct to the Chair of the HR Committee, as well as concerns regarding accounting or auditing matters to the Chair of the Audit Committee.

Page | 37

Nomination of Directors

Currently, the HR Committee, comprised entirely of independent directors, sets criteria for the selection of directors to ensure that the competencies, skills and personal qualities of the Board members allows the Board to discharge its duties and adds value to the Bank. In that regard, the HR Committee has developed a Directors Skill and Competencies Matrix ("Skills Matrix"). The Skills Matrix is reviewed and updated at least annually. The Skills Matrix below shows the principal areas of experience and expertise that each of the nominees brings to the Board.

	Bochynek	Brabander	Bratton	Irwin	Jankura	Linton	McGovern	Newbould	Taylor	Verity
Audit/Accounting		√		√	√	√		√	√	√
CEO/Sr. Executive Experience	√	√	√	√	√	√	√		√	√
Credit Risk		√		√	√	√		√	√	√
Executive Compensation/Human Resources	√	√	√			√	√		√	√
Financial Knowledge	√	√	√	√	√	√	√	√	√	√
Financial Service Industry Experience		√	√	√	√	√	√	√	√	√
Governance/Board	√	√	√	√	√	√	√	√	√	√
Government Relations/Public Policy	√		√			√	√	√	√	
Innovation & Technology		√	√	√	√	√	√		√	√
Legal/Regulatory	√	√		√	√	√	√	√	√	√
Marketing/Branding/Communications	√	√			√	√	√	√	√	√
Risk Management		√	√	√	√	√	√		√	√
Strategic Planning	√	√	√	√	√	√	√		√	√

From time to time, it is both necessary and desirable for new director candidates to be identified and appointed to the Board. The HR Committee, with input from the President, evaluates the needs of the Board in accordance with the Skills Matrix and seeks out candidates with suitable backgrounds and strengths to fill those needs. The credentials of the identified candidate(s) are reviewed and discussed by the HR Committee and are compared against the current needs of the Board. Any conflicts or impediments, as well as the time expected and required of directors, are addressed. The Chair of the HR Committee reports the HR Committee's recommendation to the full Board. If thought advisable, the full Board approves the appointment of the identified candidate as a director, subject to a positive result on background checks as required by the Bank's Assessment Policy for Responsible Persons.

P a g e | 38 Director Term Limits and Other Mechanisms of Board Renewal While the Board recognizes the objective of term limits in encouraging director independence, preventing entrenchment and promoting diverse perspectives, the Board is of the view that the adoption of arbitrary term limits unreasonably discounts the value, skills and insights offered by retaining experienced board members. Accordingly, the Board believes the Bank and its Shareholders are better served through the employment of a measured approach to Board renewal, including a focus on the board competencies required to support the achievement of the Business Plan and the use of a rigorous annual Board and director performance assessment process. Diversity on the Board and in Senior Management Positions Board The Bank’s Board recognizes the value of having a diverse roster of directors for effective decision making, and views diversity at the board level as an important element in strong corporate governance. Although diversity has always been a factor considered in the nomination of directors, the Board adopted the Board of Directors and Senior Management Diversity Policy (the “Diversity Policy”) with the goal of increasing the number of women who serve as directors on the Board. In accordance with the Diversity Policy, in reviewing Board composition the HR Committee is to consider all aspects of diversity, including skills, experience, gender, age, ethnicity and geographic background. The HR Committee also considers the balance of skills background, experience and knowledge on the Board and the diversity representation of the Board as part of the annual performance and effectiveness evaluations of the Board and committees. The Diversity Policy has set a target that at least 25% of independent directors on the Bank’s Board be women. As at October 31, 2025, the Board had one independent female director, representing 12.5% of independent directors (22% in Fiscal 2024) as Ms. McGovern, by virtue of her executive position as Interim Chief Executive Officer, now has a material relationship to VersaBank on an interim basis. The Board recognizes a number of directors may retire in the next few years which will present an opportunity to further increase the number of women on the board and exceed the policy objective. Senior Management The Bank and its Board recognize and embrace the benefits of having a diverse senior management team for effective decision making, and view diversity at the senior management level as an important element in the effective management of the Bank’s activities. A diverse senior management team will include and make use of differences in skills, experience, gender, age, ethnicity and geographic background. In this regard, the Bank considers the representation of women in senior management when identifying potential candidates. The Diversity Policy has set a target that at least 25% of the senior management team be women. As at October 31, 2024, 8 of 23 members of senior management (34%) were women (24% in Fiscal 2024). The Board, through recommendations by the HR Committee, annually reviews the Diversity Policy objectives and targets as set out in the Diversity Policy. Compensation As noted above, the Bank currently has an HR Committee comprised entirely of independent directors. As part of its Mandate, this Committee is to assess the level and nature of directors’ fees, as well as other compensation. In addition, the HR Committee annually reviews the compensation of the President and recommends the compensation to be set for the President to the Board for approval. The Committee annually approves, at the beginning of the fiscal year, performance measurements for calculating the annual incentive award of the President

P a g e | 39 and recommends to the Board any incentive award payable to the President. The HR Committee also recommends the executive incentive award pool to the Board for approval. In addition, part of the HR Committee’s mandate is to review officer and management appointments to ensure that the Bank has enough experienced and skilled personnel to carry out its business activities in a prudent manner, and to assess the suitability and integrity of officers in accordance with the Bank’s Assessment Policy for Responsible Persons. The HR Committee reviews employee, including officers’, compensation ranges and benefit programs and aggregate employee incentive awards. Additional information on this subject can be found above, including in the sections titled “Executive Compensation Philosophy” and “Decision Making Process”. The HR Committee is also responsible for an annual review of a number of human resources related Board approved policies, including the Compensation Plan for all employees. The Compensation Plan addresses the base salary component of the total compensation package and other significant benefits and programs. Other Board Committees In addition to the Audit Committee and the HR Committee, the Bank also has a Risk Oversight Committee and an Innovation and Technology Committee. The Risk Oversight Committee is currently comprised of three independent directors: Richard Jankura (Chair), Robbert-Jan Brabander, and Peter Irwin. The Risk Oversight Committee is responsible for oversight of the Bank’s Enterprise Risk Management Framework and Risk Appetite Framework, and reviewing policies developed and implemented for identifying, evaluating, measuring and managing the significant risks to which the Bank is exposed, and ensuring that those policies remain appropriate and prudent. It is responsible for recommending and reviewing, at least annually, all policies governing management of credit risk, market risk, structural risk, and liquidity and funding management risk, to ensure that they remain prudent and appropriate and are being adhered to. The Innovation and Technology Committee is comprised of two independent directors: Robbert-Jan Brabander (Chair), and Art Linton. Susan McGovern by virtue of her executive position as Interim Chief Executive Officer, now has a material relationship to VersaBank on an interim basis and is not independent. The Innovation and Technology Committee is responsible for assisting the Board in operational risk management by monitoring the development and implementation of the Bank’s Operational Risk Management Framework to manage against operational risks to which the Bank is exposed. The Innovation and Technology Committee assists in ensuring that management has effective policies, processes and procedure to manage information technology risks. Assessments The Mandate of the HR Committee provides that the members of the Board are required to complete an annual confidential assessment whereby each director is asked to complete a Board and committee performance assessment survey. The Board utilizes the services of an independent consultant to conduct the board assessment process. The consultant utilizing an online survey tool, circulated the assessment materials and the assessments were returned directly to the consultant. The Board members were given the opportunity to have a telephone interview with the consultant to discuss any concerns. The consultant then compiled the information and prepared a report on the results of the assessments which was then discussed by the HR Committee and the full Board. The HR Committee follows up on recommendations that arise from the assessment process. In addition, and in accordance with the Mandate of the Chair of the Board, the Chair of the Board conducts an annual assessment of the performance of the President of the Bank, and the results of that assessment are reviewed by the full Board. Orientation and Continuing Education The Director Orientation and Professional Development Program is designed to enhance the directors’ knowledge of, and ability to execute their responsibilities to, the Bank. All new directors are assigned an existing board member

P a g e | 40 as a mentor and are provided with a package of information, including information respecting Board and committee composition, management information, and other relevant policies and procedures. New Audit Committee members receive additional information pertinent to his or her role on that committee. In order to keep the directors up-to-date on operations and those matters that affect the business of the Bank, directors receive written material and presentations from management, and may receive presentations from outside experts, on various aspects of the Bank’s operations as well as on emerging issues. This process may be initiated at the request of the Board, a committee, an individual director, or management. In addition, each committee has the authority to engage independent counsel and other advisors as determined to be necessary to permit them to carry out their duties. Directors are encouraged to enroll in a relevant professional development program, and the expenses incurred are reimbursed to a fixed maximum amount. Where applicable, directors are required to keep their professional accreditations current. Mandate A copy of the Mandate of the Board of Directors is attached hereto as Schedule B. PART XI – ADDITIONAL INFORMATION DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE The Bank has purchased, at its expense, a directors’ and officers’ liability insurance policy that covers individual directors and officers in circumstances where the Bank is not able or permitted to indemnify such individuals. For the 12 months ending October 31, 2025, this insurance has a dedicated policy limit of C$10,000,000 for each claim. There is no deductible for this coverage. Premiums paid by VersaBank relating to directors’ and officers’ liability insurance are approximately C$1,416,600 per annum. SHAREHOLDER PROPOSALS There were no Shareholder proposals submitted for consideration at this Meeting. The final date for submitting Shareholder proposals for inclusion in the Management Proxy Circular for next year’s annual Shareholder meeting is November 30, 2026, and such submissions must comply with the requirements of the Bank Act (Canada) and the Bank’s by-laws. ADDITIONAL INFORMATION The Bank’s Consolidated Financial Statements and Management’s Discussion & Analysis for Fiscal 2025 contain additional financial information about the Bank. Information pertaining to the Bank’s Audit Committee can be found in the Bank’s Annual Information Form for Fiscal 2025. These documents and other additional information about the Bank are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Copies of the information referred to above can be obtained free of charge upon request in writing to the Corporate Secretary at the registered office of the Bank (Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2). The Bank’s auditor is Ernst & Young LLP, and Odyssey Trust Company is the Bank’s transfer agent.

P a g e | 41 DIRECTORS’ APPROVAL This Management Proxy Circular has been approved by the Board. By Order of the Board, Brent T. Hodge Senior Vice President and General Counsel March 9, 2026 London, Ontario

P a g e | 42 SCHEDULE A – ADMINISTRATIVE BY-LAW AMENDMENT RESOLUTION ADMINISTRATIVE BY-LAW AMENDMENT RESOLUTION SPECIAL RESOLUTION OF THE SHAREHOLDERS OF VERSABANK (the “Bank”) BE IT RESOLVED AS A SPECIAL RESOLUTION THAT: 1. Section 6.2 of By-Law No. 1 of the Bank is amended by deleting the following sentence in its entirety: “The chief executive officer shall also be designated the president of the Bank.” 2. Any officer or director of the Bank is hereby authorized and directed, for and on behalf of the Bank, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE B – MANDATE OF THE BOARD OF DIRECTORS PURPOSE The purpose or role of the Board has two fundamental elements: decision-making and oversight. The decision-making function is exercised with respect to the formulation with management of fundamental policies and strategic goals and through the approval of certain significant actions. The oversight function concerns the review of management decisions, the adequacy of systems and controls and the implementation of policies. The Board establishes formal delegations of authority, defining the limits of management’s power and authority and delegating to management certain powers to manage the business of the Bank. The delegations of authority conform to statutory limitations specifying responsibilities of the board that cannot be delegated to management. Any responsibilities not delegated to management remain with the Board and its committees. ORGANIZATION OF THE BOARD OF DIRECTORS The Board shall consist of ten (10) directors, a majority of whom must be resident Canadians at the time of their election or appointment. The Board shall be constituted by a majority of independent directorsi ii. Every director, in exercising any of the powers of a director and any of the duties of a director, shall: a) act honestly and in good faith with a view to the best interests of the Bank; and b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. MEETINGS OF THE BOARD OF DIRECTORS In order for the Board to transact business at a meeting, a majority of directors must be present. The Board shall meet at least once each quarter and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate. There shall be an in-camera session at each quarterly Board meeting with only independent directors present. The members of the Board of Directors are expected to attend all meetings of the Board and its committees in person, when at all possible. Attendance by telephone may be used to facilitate a director’s attendance. Directors are expected to devote the appropriate amount of time necessary to review meeting materials such that they are able to engage in informed discussion and make informed decisions. REPORTING FROM COMMITTEES Certain functions of the Board may be delegated to committees of the Board. Such delegation will be confirmed by the Board approval of committee mandates. Unless waived by the Board, the Chair of each Board Committee shall provide a verbal summary report to the Board on material matters considered during a meeting of such committee at the next meeting of the Board. RESOURCES AND AUTHORITY The Board shall have unrestricted access to management of the Bank and, if determined necessary by the Board, to any employee of the Bank, its subsidiaries or affiliates. The Board shall have the authority to retain and terminate independent legal counsel, consultant or other advisors to assist it in fulfilling its responsibilities and to set and pay the compensation of these advisors without consulting or obtaining the approval of any officer of the Company.

P a g e | 44 DUTIES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS The members of the Board of Directors have responsibility for the stewardship of the Bank and are charged with the following duties: 1. General Duties a) Approve the by-laws of the Bank. b) Appoint a Chair of the Board who shall be an independent director, subject to exceptional circumstances. c) In the event that the Chair of the Board is not an independent director, an independent lead director shall be appointed. d) Exercise independent judgment in directing and overseeing the operations of the Bank. e) Establish an Audit Committee and approve the mandate and members for such committee. f) Establish a Conduct Review, Governance & HR Committee and approve the mandate and members for such committee. g) Establish a Risk Oversight Committee and approve the mandate and the members for such committee. h) Establish an Innovation and Technology Committee and approve the mandate and the members for such committee. i) Approve the mandates for each of the Bank’s oversight functions, and all other management related mandates. j) Establish any other board committees that the Board of Directors deems advisable and approve the mandates for such committees. k) Understand directors’ responsibilities and regularly evaluate objectively the individual director, the Board Committee and the Boards’ effectiveness in fulfilling those responsibilities. l) Review director remuneration. m) Approve all major changes to the Bank’s organizational structure. n) Review policies for the Bank as recommended by management and approve all policies. o) Review and approve the Recovery Plan and the Recovery Plan Policy every two years or as needed. 2. Liquidity and Market Risk a) Understand the liquidity and funding needs of the Bank. b) Establish appropriate and prudent liquidity and funding management policies for the Bank, taking into account the Bank’s significant operations, including policies on the sources, types and levels of liquidity that are to be maintained by the Bank, and policies that are designed to prevent the Bank’s funding from becoming unduly concentrated with respect to source, type, term to maturity or currency of denomination. c) Review liquidity and market risk policies at least once a year to ensure that they remain appropriate and prudent.

P a g e | 45 d) Obtain, on a regular basis, reasonable assurance that the Bank has ongoing, appropriate and effective liquidity, funding and market risk processes, and that the Bank’s liquidity, funding and market risk management policies are being adhered to. 3. Credit Risk a) Ensure the Bank has appropriate and prudent policies on the areas and types of credit, both on and off- balance sheet, in which the Bank is willing to engage. b) Review management’s assessment of asset quality and asset quality trends, credit quality administration and underwriting standards, and the effectiveness of portfolio credit risk management systems and processes to enable management to monitor and control credit risk. c) Ensure that procedures and controls for managing credit risk are in place, including: (1) Defined and prudent levels of decision-making authority for approving credit exposures; (2) An effective assessment and rating system for credit risk; and (3) An ongoing, appropriate and effective process for managing credit exposures that warrant special attention. 4. Operational Risk I. Operational Risk Management a) Review and approve, at least annually, the Bank’s Operational Risk Management Framework and the Operational Risk section of the Bank’s Risk Appetite Statement. b) Review, at least annually, and approve the Bank’s Operational Risk Policy. c) Understand the operational risks that the Bank is exposed to. d) Establish appropriate and prudent policies on operational risks that are inherent in the Bank’s operations. e) Review operational risk policies at least once a year to ensure they remain appropriate and prudent. II. Human Resources a) Appoint and when appropriate remove the President & C.E.O. for the Bank and ensure that the Chair of the Board conducts an annual assessment of such officer’s performance. b) Approve the Executive Agreement of the President & CEO. c) Annually approve the base salary of the President & CEO. d) Monitor the performance of the President & CEO in accordance with annual performance measurements for calculating the incentive award of the President & CEO. e) Approve, upon recommendation of the Conduct Review, Governance & HR Committee, the annual incentive award of the President & CEO. f) At least annually, review and approve, upon recommendation of the Conduct Review, Governance & HR Committee, the duties and responsibilities of the President & CEO.

P a g e | 46 g) At least annually, review and approve, upon recommendation of the Conduct Review, Governance & HR Committee, the Chart of Authorities. h) Approve, upon recommendation of the Conduct Review, Governance & HR Committee, the annual incentive award pool for Executives. i) Appoint officers for the Bank who are suitably qualified and capable of managing the operations of the Bank effectively and prudently. j) Understand the responsibilities and accountabilities assigned to officers of the Bank. k) Evaluate, on a regular basis, the effectiveness and prudence of the officers in managing the operations of the Bank and the risks to which the Bank is exposed. l) Satisfy itself as to the integrity of the President & CEO and other officers and satisfy itself that the President & CEO and other officers create a culture of integrity throughout the Bank. m) Review the Bank’s Management Succession Plan submitted by management. n) Review the Bank’s Human Resources Plan submitted by management. o) Regularly satisfy itself that the Bank’s compensation plans are consistent with the sustainable achievement of the Bank’s business objectives, the prudent management of its operations and the risks to which it is exposed, and adherence to its processes, policies, procedures and controls. p) Establish standards of business conduct and ethical behaviour for the Bank’s directors, officers, and other personnel, and obtain on a regular basis reasonable assurance that the Bank has an ongoing, appropriate and effective process for ensuring adherence to those standards. III. Outsourcing and Business Continuity a) Review all major contracts after approval by management and approve all major contracts out of the ordinary course of business. b) Review all arrangements involving an outsourcing of significant operations. c) Review disaster recovery plans as submitted by management. IV. Related Party Transactions a) Approve related party transactions when required by the Bank’s governing legislation. 5. Legal and Regulatory Risk I. Regulatory Compliance a) Review, at least annually, and approve the Bank’s Regulatory Compliance Management Policy. b) Review and approve, at least annually, the Bank’s Regulatory Compliance Management Framework and any changes to the Framework.

P a g e | 47 c) Understand material regulatory compliance risks that the Bank is exposed to. II. Financial Statements, Public Documents & Other Financial Filings a) Approve the annual financial statements of the Bank. b) Approve the annual MD & A. c) Approve a Corporate Disclosure Policy for the Bank. 6. Strategic Risk I. Strategic Risk a) Establish the business objectives of the Bank, consider and approve the Bank’s business strategy and its business plans for significant operations, and review those things annually to ensure that they remain appropriate and prudent in light of the Bank’s current and anticipated business and economic environment, resources and results. b) Evaluate, at least quarterly, the Bank’s actual operating and financial results against forecast results, in light of the Bank’s business objectives, business strategy and business plans. c) Obtain, on a regular basis, reasonable assurance that the Bank has an ongoing, appropriate and effective strategic management process. d) Approve all significant acquisitions and dispositions. II. Capital Management a) Understand the capital needs of the Bank and approve changes to capital. b) Establish appropriate and prudent capital management policies for the Bank, taking into account the Bank’s significant operations, including policies on the quantity and quality of capital needed to support the current and planned operations of the Bank that reflect both the risks to which the Bank is exposed and its regulatory capital requirements. c) Review capital policies at least once a year to ensure that they remain appropriate and prudent. d) Obtain, on a regular basis, reasonable assurance that the Bank has an ongoing, appropriate and effective capital management process, and that the Bank’s capital management policies are being adhered to. 7. Reputational Risk a) Be aware of increased reputational risk to the Bank which can potentially impact the Bank’s image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

P a g e | 48 8. Other Duties I. Risk Management a) Review and approve at least annually the Bank’s Risk Appetite Framework and Risk Appetite Statement. b) Review, at least annually, and approve the Bank’s Enterprise Risk Management Policy. c) Review, at least annually, and approve the Bank’s Enterprise Risk Management Framework. d) Review periodic reports related to management’s assessment of the Bank’s risk management performance relative to the Risk Appetite Statement and the Risk Magnitude Scale, and any other reports used by management to assess and discuss the categories of risk faced by the Bank. e) Understand risks rated moderate and higher faced by the Bank. II. Internal Audit a) Approve the appointment of the Chief Internal Auditor, as recommended by the Audit Committee. b) Approve changes respecting the incumbent holding the position of Chief Internal Auditor, as recommended by the Audit Committee. III. External Audit a) Recommend the appointment of the external auditor to the shareholders. b) Upon recommendation of the Audit Committee, approve the compensation of the external auditor. c) Require the external auditor to report directly to the Audit Committee. IV. Internal Controls a) Review such information as required to obtain reasonable assurance that the Bank has a control environment and that the Bank is in control. i A Director is independent if he or she meets the independence criteria as set out in the Bank’s Director Independence Policy. ii If the death, disability or resignation of a member has resulted in a vacancy of the Committee that the Board is required to fill, a Committee member appointed to fill such vacancy is exempt from the requirement for a period ending on the later of the next annual meeting and the date that is six months from the day the vacancy was created, so long as the Board has determined that a reliance on this exemption will not materially adversely affect the ability of the Committee to act independently and to satisfy its other requirements.